UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

Annual Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

For the annual period ended: **December 31, 2004**

Commission File Number: **001-10559**

DARK DYNAMITE, INC.

(Exact name of registrant as specified in its charter.)

Nevada	**65-1021346**
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
63 West 100 South, 2ND FL Studio, Salt Lake City, UT	**84101**
(Address of principal executive offices)	(Zip Code)

801-746-3435
(Registrant's telephone number including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES [**X**] NO [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB [**X**].

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practical date: Common Stock, $.0001 Par Value – 1,661,128 (post reverse) shares as of May 13, 2005. Number of shares of preferred stock outstanding as of May 13, 2005: 5,000,000.

The Issuer's total revenues for the year ended December 31, 2004 were $19,523.

The aggregate market value of the registrant's common stock, $0.0001 par value (the only class of voting stock), held by non-affiliates was approximately $38,204 based on the average closing bid and asked prices for the Common Stock on May 12, 2005.

TABLE OF CONTENTS

PART I

ITEM 1. DESCRIPTION OF BUSINESS

History

As used in this Annual Report, the terms "we", "us", "our," the "Registrant," "DDI" and the "Company" mean, Dark Dynamite, Inc., a Nevada corporation, formerly known as NCI Holdings, Inc., Vector Holding, Inc., and prior to June 26, 2002, Vector Aeromotive Corporation. These terms also refer to the Company's subsidiary corporation, Black Chandelier, Inc. The Company was originally incorporated in September 1987.

On April 8, 2003, the Company, under prior management, retroactively approved the sale of its 100% interest in Bestfoodonline.com, Inc. (Bestfood) to Miami Venture Capital for $10, effective as of December 30, 2002. The purpose of the disposition was to further streamline the Company by eliminating any lingering management issues, liabilities and other complications which may have involved Bestfood. The sale of Bestfood to MVC also provides further separation from the Company's former president. Bestfood was considered by new management to be a burden on the Company and was not considered a viable operating company with any substantive beneficial future prospects for the Company. The Registrant was thus without significant operations for the year ended December 31, 2003.

On March 15, 2004, Jared Gold assumed the role of president, director, and C.E.O of the Company. Gold gained a controlling interest in the Company as a result of exchanging his 100% interest in Black Chandelier Inc., for 70,000,000 shares (35 post-reverse split shares) of the Company's restricted common stock, which constituted approximately 96% of the issued and outstanding shares of common stock at the time of issuance.

The acquisition of Black Chandelier was the first in a series of planned transactions designed to grow Dark Dynamite into a multifaceted lifestyles company. Commensurate with this goal, Dark Dynamite underwent a series of changes including the name change from NCI Holdings, Inc., to Dark Dynamite, Inc.

On November 8, 2004, the Company approved and submitted for filing with the Nevada Secretary of State's Office a Certificate of Change Pursuant to NRS 78.209 to carry out a reverse stock split of the Company's common stock on a one (1) for two thousand (2,000) basis. This action reduced the number of authorized shares of common stock from Five Billion (5,000,000,000) to Two Million Five Hundred Thousand (2,500,000), par value $0.0001 per share. All fractional shares that resulted from the reverse split were rounded up to the next whole share. The effective date of the stock split was November 17, 2004.

On November 11, 2004, the Company filed an Amendment to its articles of incorporation increasing the number of authorized shares of its Common Stock from 2,500,000 to 5,000,000,000, and restating the par value to $0.0001 per share. The number of preferred shares authorized will remain at 5,000,000, with a $0.001 par value per share. Upon the filing of the

Amended Articles of Incorporation, the Company was authorized to issue 5,000,000,000 shares of common stock, $0.0001 par value per share.

Subsequent Events

On March 17, 2005, the Company approved and submitted for filing with the Nevada Secretary of State's Office a Certificate of Change Pursuant to NRS 78.209 to carry out a reverse stock split of the Company's common stock on a one (1) for one thousand (1,000) basis. This action reduced the number of authorized shares of common stock from Five Billion (5,000,000,000) to Five Million (5,000,000), par value $0.0001 per share. All fractional shares that resulted from the reverse split are rounded up to the next whole share. The effective date of the stock split was March 28, 2005.

Business of Issuer

Dark Dynamite, Inc. is a lifestyle company that produces clothing, candles, skateboards and active-wear. The Company's mission is to offer products designed with deliberateness and wild inspiration that indulge an individual's innate drive to be unique. The overarching concept is to provide the consumer with an affordable alternative to "mass-market" offerings by extending a product that conveys a sense of eccentricity that stands apart in quality, style and price, from much of the overpriced and homogenous fare currently being offered consumers by the mainstream apparel market.

Today, in the apparel and related industries, there is great demand for appealing and highly individualized styles of clothing and related items. This demand has come about as a result of the proliferation of mass retailers such as Target, Wal-Mart, K-Mart, and other marketers of highly standardized goods. This demand presents tremendous opportunities for the Company which will attempt to establish a niche market offering consumers a highly individualized product, unlike anything else being sold on the mainstream market, yet at an affordable price.

The acquisition of Black Chandelier, Inc., was the first in a series of anticipated transactions designed to grow Dark Dynamite into a multifaceted lifestyles company. Commensurate with this goal, the Company underwent a series of changes including a name change from NCI Holdings, Inc., to Dark Dynamite, Inc. The name change was made to better reflect the future direction of the Company. Dark Dynamite is a public company trading on the OTC Bulletin Board under the symbol DDYI.OB. Dark Dynamite has also completed the design of its initial web site: www.darkdynamite.com.

We are currently operating a staff of experienced artists and designers to develop and produce various apparel related products. We have relied heavily on an Employee Benefit Plan registered on a Form S-8 to hire, pay, and retain key employees, consultants and other permissible professionals who will play an integral part in the future success of Dark Dynamite. Pursuant to the Employee Benefit Plan, we have issued, and may continue to issue, a substantial number of shares and options for the benefit of Dark Dynamite's employees, consultants, and other personnel.

The success of our business will largely be a result of our ability to successfully distinguish our products from the competition by delivering a state of the art product bundled by a specialized aesthetic, at an affordable price. The hallmark of the Company's philosophy is to offer the highest quality design available, featuring a combination of the American alternative lifestyle and eccentric European fashions. The products will be introduced as designer items, but priced for a broader market. Price will be the Company's competitive advantage and calling-card. To find other apparel collections with similar varied aesthetic appeal one must turn to expensive European and Japanese apparel lines. However, Dark Dynamite's Black Chandelier apparel collection is priced anywhere from fifteen to thirty-five percent less than these collections, and thus stands to be very effective in retail. The Company's other products will pursue a similar strategy with respect to both aesthetic and price.

In addition to strengthening the brand name and capitalizing on the reputation of Jared Gold, the Company hopes to establish a global public relations network that will focus on establishing goodwill towards the Company within the apparel market. We also hope to be able to create a corporate communications staff at the Company's headquarters that will communicate with public relations companies abroad, as well as using contracted public relations firms who will assist us in effectively implementing appropriate marketing and distribution strategies. The ultimate objective is to expand our consumer base by targeting boutiques and high-end department stores.

The Company plans to open additional retail stores that will serve as an important marketing vehicle over the next two years. The stores' design, service and products will enhance the sense of exclusivity and uniqueness of the brand and will also contribute to the building of the Company's brand identity.

Dark Dynamite is also establishing representatives at major tradeshows so that our product may readily be seen by potential buyers. This will create a way to identify potential distributors in new local markets and assess the new product developments by our competitors. Establishing representatives at major tradeshows is an important part of our marketing strategy to effectively position the product and increase product awareness.

Brand Development

In the apparel industry, having a strong and recognizable brand name is integral to success. Dark Dynamite's strategy in this regard is to create a distinct brand image based on personalized appeal. The Company hopes to acquire companies with similar aesthetic concepts. This will strengthen the Company's identity and allow for cross engineering product launches, press junkets, and sales facilities which will be a powerful vehicle for effectively placing the Company's image in the marketplace.

Dark Dynamite will pursue the strategy of selecting products for acquisition that support the Company's identity as an artistically progressive lifestyle company. We are particularly careful to select products and acquire companies with a similar aesthetic that will define and further strengthen the life-style concept of Dark Dynamite. Offering other types of products will also help the Company to balance our products portfolios, allowing a better performing product line

to offset a poorly performing line. This diversification strategy is aimed at building volume and lessening the risks of being too focused on a particular product or segment of the market.

Product Diversification

Relying on a single product line, market segment, or sales channel can lead to failure for an apparel company. To survive, apparel companies must come up with new designs, either as product line extensions or as a wholly new product lines. In mature industries like apparel, acquisitions can often be a route to sales growth. Acquisitions can also enable companies to combat pricing pressures by developing mega brands or lifestyle concepts and also by maximizing operating efficiencies. Acquisitions are also made to diversify products mix.

Segment Information

We believe that the Company stands in a unique position to establish a niche market among its customers. Our customers share a need for expression of their unique personalities through items such as clothing and gifts. Accordingly, our clothing, accessories and other products are designed with an edgy sophistication that allows our customers to express their individual uniqueness. Our target consumer is female, between 20 and 35 years old, with an income of $30,000-$90,000, and is living in highly populated urban areas such as Los-Angeles, Seattle or Chicago. These women tend to shop in boutiques and upscale department stores such as Macys and Nordstrom, and typically spend 15 to 20% of their income on clothing and accessories. These women are usually well educated and have visited a foreign country at least once. She is fashion conscious and follows current trends and subscribes to or reads several fashion oriented women's magazines.

Another target customer group of the Company includes youth and children's groups. The junior segment will be targeted with the snowboard/skateboard line, "Black Chandelier Skate," as well as various T-shirt collections. The Company will also cater to the developing "tweens" market segment with its Black Chandelier Girls (teen sizes for girls) collection. The Company has also introduced a men's streetwear collection, under the Black Chandelier label, aimed at men between 20 and 35 years old. This apparel segment has enjoyed widespread popularity, and more importantly, has shown solid revenue growth. This streetwear collection is youth-oriented, edgy, and reflective of stores such as Urban Outfitters Inc., among others. However, department stores and national apparel chains have also started to carry this merchandise.

Recent Developments

Future collections include Black Chandelier Homewares, (featuring housewares and candles), Black Chandelier Skate, (skate and snowboard apparel), "Blackchandelier 365" (T-Shirt-of-the-day available only by e-procurement), and "Black Chandelier Girls" (youth sizes for girls). All of these products will strengthen and underscore the Company's brand identity.

Retail and Wholesale Distribution

Retail

The Company's retail operations consist of two retail stores and its retail internet site located at: www.blackchandelier.com. The Company has a complete collection of Black Chandelier clothing for sale at its retail stores which are open at Trolley Square Mall in Salt Lake City, Utah and the wild Pike and Pine shopping district in Seattle, Washington. The stores are named Black Chandelier, and promotions for the stores are being conducted via mailings, radio spots, and special features in local newspapers. The Salt Lake City location consists of 1796 square feet and the Seattle, Washington location consists of 625 square feet. Customers can order Black Chandelier apparel directly from the web site. Photos of the stores can be found at the Black Chandelier website.

The Company is planning to open more stores across the United States over the next two years, targeting the states of California and New York in particular. The Company is accordingly seeking additional funds to meet its expansion plans and needs over the next 12 months. These stores will be positioned in heavily urbanized cities, next to other high-end retailers, in an effort to attract the Company's target market. The stores will sell all of the products manufactured by Dark Dynamite, with a core focus on apparel. The stores will allow the Company to receive valuable market feedback and have control over product positioning and presentation. The retail division is now at the forefront of importance to the Company due to its ability to reach customers directly, and avoid the time and money consuming process of marketing and wholesaling a product. This generates immediate revenues and allows the Company to closely monitor buying habits in the stores and immediately respond to sales trends. It will also help to eliminate middleman costs, allowing the Company to sell directly to the consumer.

The retail stores owned by Dark Dynamite are also important points of inventory distribution. The stores have enough space to store inventory, but more importantly, the stores assist in establishing brand identity for the product. In essence, these venues will be marketing tools which will allow us to gauge market demand for our apparel, through the use of inventory control. The current retail stores have shown positive feedback in relatively small markets.

The retail stores use an ingenious modular build out that requires very little to no onsite construction work. All modular cabinetry is built in the Salt Lake City design complex and contains everything from display hardware, to lighting and sound, and can be easily rolled into place on site. The modular cabinetry system keeps costs to an approximate $15,000 per store build out cost. In the event the store needs to relocate, the investment is not lost; it simply rolls out to the next location. The Black Chandelier Seattle store was installed in one day; this saved labor hours and travel time for Black Chandelier's staff.

Wholesale

The Company's wholesale operations consist of two major apparel showrooms featuring the Black Chandelier apparel line, The Scott Blair Group and Belle Sales, located in Dallas, Texas, and Los Angeles, California respectively. The Company provides these wholesalers with apparel

which these showrooms display and ultimately sell to various vendors and retailers. The other major vector for wholesales is the Company's wholesale website whereby various retailers and vendors can procure Company apparel for retails sales directly from the Company itself, thus saving the Company intermediary fees. The address for the Company's wholesale website is: www.7463435.com. By initiating contact with various retailers, a small amount of wholesaling is also done direct from the Company's headquarters.

Non-Company retail stores offer additional exposure for the Company's apparel lines, and also lend credibility to the Dark Dynamite brand name. However, it is essential that the Company's resellers, as well as the Company's retail stores, reflect Dark Dynamite's vision, image and emphasis on quality. The Company's retail stores will help to define the brand while the non-Company retail stores will reinforce brand identity.

For manufacturing, the Company uses Authentic Concepts, a 12,000 square feet facility employing 60 sewers, cutters and finishers, located in Provo, Utah. Authentic Concepts has manufactured clothing for large firms such as Levis, Nike, Ocean Pacific, and North Face, as well as having in-house computerized embroidery capabilities, a shipping department, and a cutting room. Black Chandelier is also endeavoring to complete its own in-house production facility. This development will decrease production costs by almost half and enable the staff of Black Chandelier to more closely monitor the production process. The third floor of the current design center is earmarked for such use.

Presently, production work for the Black Chandelier Spring 2005 "Botanical Reactor" collection has begun. Sales of this collection were less than expected, which can be attributed to its late entry into the sales market due to the preliminary set up of the work rooms and design space. The denim-heavy Fall Black Chandelier collection, "Bloodbay Foundry," has been launched on-time and presented during Los Angeles Fashion week using a newly contracted showroom, Belle Sales (see material contracts section for further information). Dallas Fall Fashion week will host Black Chandelier's fall collection via the newly contracted Scott Blair Group. This showroom focuses on the Midwest, and has a sales district that includes Texas, Arizona, Illinois, and most major southern metropolises (see material contracts section for more information). Asian and Japanese sales for the collection are being handled by San Francisco sales broker, J. Roussin. Roussin has previously worked with designer Jared Gold on the sales of his collection and has been very successful in navigating these complex markets.

Marketing

Marketing plans are now being formulated by the Company. The Company terminated its contract with Los Angeles Publicity house, "EM Productions," in order to more effectively focus on name branding. A new contract for public relations was executed with MAO Public Relations, in New York City. This public relations agency works all over the world with large fashion houses and helped establish Baby Phat and Heatherette. The Company uses an elaborate barrage of events, mailings, web promotions and specialized websites to market its products and to garner attention for client products. Refer to MAO PR's website at: www.maopr.com.

Dark Dynamite hopes to establish representatives at major tradeshows so that its product may readily be seen by potential buyers. This will create a way to identify potential distributors in new local markets and assess new product developments by our competitors. Establishing representatives at major tradeshows is an important part of our marketing strategy in that it effectively positions our product and increases product awareness. Furthermore, advertising is also being conducted in various local newspapers in cities where the Company currently has retail stores.

The Company's websites also serve as a promotional vector for the Company's apparel lines. Black Chandelier is currently working with a Dark Dynamite contractor to further develop its various websites. These websites are currently operative and employ elaborate artwork, animation and artistic quality. The wholesale website at www.7463435.com has been utilized as a tool for the Company's in-house marketing strategy. This will allow for sales to be executed directly by the Company to retailers, eliminating the middleman and thus saving the Company significant costs.

In addition to strengthening the brand name and capitalizing on the reputation of Jared Gold, the Company will also establish a global public relations network that will focus on establishing goodwill towards the Company in the apparel market. There will be a corporate communications staff at the Company's headquarters that will communicate with public relations companies abroad and also receive market feedback so as to effectively implement appropriate marketing and distribution strategies. The ultimate objective will be to expand our consumer base by targeting boutiques and higher-end department stores.

In the apparel industry, having a strong and recognizable brand name is the key to success. Dark Dynamite's strategy in this regard is to create a distinct brand image, based on personalized appeal to the consumer. The Company will design products and acquire companies with a similar aesthetic concept. This will not only effectively strengthen the Company's identity as a whole, but will also allow for cross engineering product launches, press junkets and sales facilities, which will be a powerful vehicle for effectively placing the Company's image in the marketplace.

The Company will endeavor to document the development of all products created by Black Chandelier and Dark Dynamite through a series of four-minute videos that will be posted on the websites. These documentaries will cover every aspect of the creation process from inspiration and research, through illustration, patterning, sampling, production and shipping. This allows investors, students, educators and other curious onlookers a very intimate view of the creation process.

New Product Development

BLACK CHANDELIER ACCESSORIES

Black Chandelier has already designed and manufactured samples for market tests of their initial handbag designs. However, opening an accessory division requires sourcing for production, distribution, and supply. San Diego based Alexander and Wade, a consulting company, located

in California, is under contract with the Company, and has assisted it with researching production options, new acquisitions, and factoring support.

BLACK CHANDELIER GIRLS

Black Chandelier recently expanded its apparel line products to include a girl's sized collection entitled, "Black Chandelier Girls." The collection consists of designer Jared Gold's highest selling pieces that have been rescaled for youth, sizes 7 to 14. This development is in response to the overwhelming demand for this size range at this year's Club ENK International Children's Apparel convention being held at the Javits Convention center in NYC. The collection mimics, in certain aspects, Black Chandelier. It will still carry the collection's hallmark historical references; however, it will use a broader color palette and a more "junior fit." The first revenues from sales of this collection are expected in Fall 2005.

PINK CHANDELIER

The opening season of sales for Pink Chandelier Children's Wear began September 25, 2004. This label, a division of Black Chandelier, was originally slated for development exclusively as screen printed, prefabricated items, however, the scope of this collection has become much more vast. The Pink Chandelier collection now has a full spectrum of garments, from pants and skirts to jackets and accessories. The contracted showroom is Los Angeles based Paper Doll Style. The line was shown with limited success during the Los Angeles and New York Market Weeks. Orders for Spring are being received and will be reported first quarter 2005. At this time the sales were lower than previously expected; this is attributed to the collection's late entry in the market, causing it to miss market week in New York City. However, the publicity and press received from the premier of the collection was valuable to the Company. Initial revenues for Pink Chandelier were seen with the opening of the Company's first retail store in Salt Lake City.

BLACK CHANDELIER SKATE

Dark Dynamite has opened an activewear division originally entitled, "Life-of-the-Knife," now called, "Black Chandelier Skate." The project is headed by Andrew Pitts, a professional skateboarder with six years of hard-goods design experience, as well as an extensive distribution and marketing background in the skate and snowboard markets. The line has already been designed and produced in a small run that is currently available at Black Chandelier retail locations, as well as the online retail website. Wholesale production for this division began in early March 2005. The market for this product will be divided to incorporate a core market and a mainstream market. The core market products will be called, "Life-of-the-Knife" and will target exclusive shops that cater to the avid and dedicated skate and snowboard populations. The mainstream products currently being sold are called, "Black Chandelier Skate." We hope to have this line more widely available through malls and major department stores. A secondary, more exclusive line, may be engineered with the professional skater in mind. See the www.blackchandelier.com website for more information.

BLACK CHANDELIER HOMEWARES

Black Chandelier Homewares is a line of homeware products including candles and body products. The Company was developing this line under the name, "The Genevieve." However, The United States Patent and Trademark Office informed the Company that another entity has rights to this name. Accordingly, the Company changed the name of its homewares division to, "Black Chandelier Homewares." This will make it possible for the products to be associated with a more publicized name brand. This collection consists of a stationary group, including scented stationary using Black Chandelier candle scents, small ceramic figurines, lamps, candles and bedlinens. Aside from outside retailers who will carry these items, these items will also be available at all Black Chandelier retail outlets, as well as the Company's e-commerce website. The Company has already contacted two potential showrooms to represent the collection during the Los Angeles Home and Gift Show for Holiday 2005. This show will be held in May 2005.

Cosmo International, Inc., a Florida corporation, has completed the final scent formulas for the first candle group. Consumer testing of this group has been completed, and the candle vessel samples have been completed. Burn tests, wax analysis, and labeling are now in the final stages and should be completed in time for the Atlanta Holiday Homewares and Gift Market to be held in May 2005.

The Company, through a contractor, has found viable manufacturing plants for these goods. This group, originally slated for Holiday sales 2004, will now be moved back for an initial launch as early as May 2005. There are nine candle products in this initial project. We plan to market the candles for the 2005 Holiday season. Dark Dynamite has already provided nominal funds for the development of the candle line.

Research for design of the bed linens collection has also been completed. Dream World Inc., a Utah corporation, will be contracted to produce the bed linens. Three unique design groups for this line are nearing completion. This collection was slated to be premiered in the first quarter of 2005, however contracted screen printing equipment limitations have delayed the launch. The Company is attempting to ready these items for holiday release, but still faces complex production issues. Dark Dynamite plans to hire at least one graphic designer to work with Black Chandelier Homewares, in order to handle the anticipated increased packaging and design load. Black Chandelier Homewares website is currently under construction. Dark Dynamite has hired web contractor, Coderocket, to begin this web development.

FONTANELLE CONSULTING

Dark Dynamite Inc., intends to provide consulting services under the name, "Fontanelle Consulting." One project which has been completed is an illustration contract with New York's Fairchild Publications, publisher of such acclaimed magazines as "W" and "Women's Wear Daily." The contract is for six illustrations that were completed by Gold for an editorial. Project two is an ongoing contract that will identify and brand a startup company named "Saltimbocca." The Company manufactures sauces and home produced Italian foods. Phase One artwork and packaging has been completed. Fontanelle is currently looking to expand its staff by hiring a marketing adviser, as well as a graphic designer that will be shared with other operations of the

Company. Fontanelle has also completed its beta version website. This website lists all past products and packaging developed thus far. It also functions as a promotional vector for the Company's services. The Fontanelle website is currently operational at: www.fontanelleconsult.com.

Government Regulation

The Company and its facilities are subject to normal government regulation at the federal, state and local level. The Company must comply with governmental regulations regarding employment, wages, access for handicapped and disabled persons, and other laws, rules, regulations and ordinances. Although the Company does not foresee any change in existing local, state, or federal regulations, if changes should occur, the Company believes that it can adapt to such new regulations and that those changes would not have any significant effect on revenues or current operations of the Company. However, no assurance can be made that compliance or failure to comply with future regulations will not have a materially adverse effect on the business, operating results or financial condition of the Company. However, in certain circumstances, such as in a new or start-up business activity, it may not be possible to predict with any degree of accuracy the impact of governmental regulations. The inability to ascertain the effect of government regulations on prospective business activities will make our business a higher risk enterprise.

Competition

The Company will be involved in intense competition with other business entities, many of which will have a competitive edge over the Company by virtue of their stronger financial resources and prior experience in business.

Although the apparel industry is mature and slow growing, it exists in a dynamic and competitive environment. Despite years of consolidation activity, the apparel industry is extremely competitive and highly fragmented. This is most likely due to low barriers to entry. A viable new entrant into the apparel market needs good clothing designs that will attract department store and/or specialty store buyers. If a designer gets these orders, they can contract production of the item to an independent manufacturer.

The power of the big retailers is a major challenge to many manufacturers. As retailers reduce their inventories and delay their orders closer to the actual time that the merchandise will be needed, manufacturers are forced to assume more inventory risk. In addition, big retailers' size put them in a strong position to negotiate favorable terms with manufacturers concerning pricing, shipping and co-advertising.

Consumers also maintain considerable power over apparel manufacturers as they can readily switch from one product or brand to another. As a result, strong brand image or innovative and desirable designs typically give a manufacturer more pricing flexibility.

Women's garments tend to dominate seasonal sales due to their fashion quotient, which is difficult to predict and thus hard to plan for large-scale production. This tends to be an advantage

to domestic manufacturers since it takes less time to deliver fashion products to retailers. Dark Dynamite will use this advantage as leverage to present and quickly move our products to retailers.

Consumers looking for quality clothing have many options including:
- Department stores
- Specialty clothing stores
- Off-price retailers
- Catalogs
- Online retailers

The Company's primary competitors that explore edgy urban designs and market to a similar customer group include: Diesel Spa (Italy), Guess Inc., BeBe, and Phat Fashions (Baby Phat/Phat Farm)

Employees

Dark Dynamite has hired graphic artists, illustrators, sales persons, marketing personnel, shipping personnel, production personnel, manufacturers, and web commerce professionals, whose skills and talents will aid in the advancement of the Company and its products. The total number of employees as of the date of this report is twelve.

Risk Factors

The success of our business depends in large part on our ability to identify fashion trends and to react to changing customer demand in a timely manner. Consequently, we depend, in part, upon favorable market response to the creative efforts of our Company.

Failure on our part to anticipate, identify, and respond effectively to changing consumer demands and fashion trends will adversely affect our sales. If we are unable to obtain raw materials, or find manufacturing facilities, our financial condition may be harmed. Outside of a small sample room, we do not own any manufacturing facilities, and therefore depend on a limited number of third parties to manufacture our products. We place all of our orders for production of merchandise and raw materials by purchase order and do not have any long-term contracts with any manufacturer or supplier. If we fail to obtain sufficient quantities of raw materials, it could have a harmful effect on the results of our operations. Furthermore, we may receive shipments of products from manufacturers that fail to conform to our quality control standards. In such an event, unless we are able to obtain replacement products in a timely manner, we may lose sales. If we fail to maintain favorable relationships with these production facilities, or fail to obtain an adequate supply of quality raw materials on commercially reasonable terms, it could harm our business and results of operations.

We will be dependent on third party manufacturers for production, and our sales may be negatively affected if the manufacturers do not perform acceptably, or if design changes are communicated after the production has begun. We will develop a significant portion of our merchandise in conjunction with third-party apparel manufacturers. In some cases, we select

merchandise directly from these manufacturers' lines. We do not have long-term contracts with any third party manufacturers and will purchase all of the merchandise from such manufacturers by purchase order. Furthermore, we may receive, in the future, shipments of products from third-party apparel manufacturers that fail to conform to our quality control standards. In such an event, unless we are able to obtain replacement products in a timely manner, we may lose sales. We cannot assure you that third party manufacturers (1) will not supply similar products to our competitors, (2) will not stop supplying products to us completely or, 3) will supply products that satisfy our quality control standards. In addition, certain of our third party manufacturers will store our raw materials. In the event our inventory is damaged or destroyed, and we are unable to obtain replacement raw materials, our ability to generate earnings may be negatively impacted. In addition, if we decide to change a key design element, after the manufacturing process has begun, we may negatively impact the manufacturer's ability to deliver the products on a timely basis, which could impact our ability to generate earnings.

Our success depends on our ability to attract and retain key employees in order to support our existing business and future expansion. We are actively recruiting qualified candidates to fill key executive positions within the Company. There is substantial competition for experienced personnel, which we expect to continue. We will compete for experienced personnel with companies who have substantially greater financial resources than we do. If we fail to attract, motivate and retain qualified personnel, it could harm our business and limit our ability to be successful. In addition, we depend upon the expertise and execution of our key employees, particularly Jared Gold, the founder, Chairman of the Board, and Chief Executive Officer of Dark Dynamite, Inc. We do not maintain insurance policies on any of our employees. If we lose the services of Mr. Gold, or any key officers or employees, it could harm our business and results of operations.

We face significant competition in the retail and apparel industry, which could harm our sales and profitability. The retail and apparel industries are highly competitive and are characterized by low barriers to entry. We expect competition in our markets to increase. The primary competitive factors in our markets are: brand name recognition, sourcing strategies, product styling, quality, presentation and pricing, timeliness of product development and delivery, customer service, and convenience. We compete with specialty store retailers, business to consumer websites, off-price retailers and direct marketers for, among other things, raw materials, market share, finished goods, sourcing and personnel. Because many of these competitors are larger and have substantially greater financial, distribution and marketing resources than we do, we may lack the resources to adequately compete with them. If we fail to compete in any way, it could harm our business, financial condition, and future results of operations.

Purchases of the merchandise we sell are generally discretionary and are therefore particularly susceptible to economic slowdowns. If current economic conditions do not improve, our business, financial condition, and results of operations could be adversely affected. Consumers are generally more willing to make discretionary purchases, including purchases of fashion products and high-end home products, during periods in which favorable economic conditions prevail.

If we are not able to successfully protect our intellectual property, our ability to capitalize on the value of our brand name may be impaired. Even though we intend to take actions to establish, register and protect our trademarks and other proprietary rights, we cannot assure you that we will be successful, or that others will not imitate our products or infringe upon our intellectual property rights. In addition, we cannot assure you that others will not resist or seek to block the sale of our products as infringements of their trademark and proprietary rights. We are seeking to register our trademarks in targeted markets. In some of these markets, obstacles exist that may prevent us from obtaining a trademark for the Black Chandelier or Dark Dynamite names or related names. Furthermore, in some jurisdictions, despite successful registration of our trademarks, third parties may allege infringement and bring actions against us.

If an independent manufacturer violates labor or other laws, is accused of violating any such laws, or if their labor practices diverge from those generally accepted as ethical, it could harm our business and brand image. While all our manufacturers are contractually required to comply with ethical labor practices, we cannot control the actions or public perception of such manufacturers, nor can we assure that these manufacturers will conduct their businesses using ethical or legal labor practices. Apparel companies can be held jointly liable for the wrongdoings of those that manufacturer their products. While we do not control independent manufacturer's employment conditions, or their business practices, manufacturers act in their own self-interest, and may act in a manner that results in a negative public perception of the Company, and/or employee allegations or court determinations that we are jointly liable for such improper practices.

The issuance of additional shares under S-8 may significantly dilute, and consequently, impair the value of the Company's stock. The Company at this time is relying heavily on the issuance of S–8 shares of its common stock to pay advisors and employees. Accordingly, the most significant risk relating to our business is the dilution of the Company's common stock.

The Company's auditor's report on our financial statements includes an explanatory paragraph with respect to substantial doubt existing about our ability to continue as a going concern. As of December 31, 2004, the Company had incurred a loss from operations and had an accumulated deficit. As a result, our financial statements include a note stating that these conditions raise substantial doubt about The Company's ability to continue as a going concern. However, the financial statements do not include any adjustments that might result from this uncertainty.

Additional capital is necessary to implement the Company's Business Plan. The Company does not believes that it has sufficient cash, cash equivalents and operating income to maintain its business at its existing level in 2005. Dark Dynamite will require significant new capital in order to execute its business plan, and believes that this capital will only be available through an offering of shares of its common stock. Dark Dynamite's success in raising this capital will depend upon its ability to access equity capital markets. We may not be able to do so, or do so on acceptable terms. If the Company fails to obtain funds on acceptable terms, it will not be able to execute its business plan and would have to delay or abandon some or all of its plans for growth. If it is able to obtain funds, because of the price at which it would have to issue those shares and the large number of shares it would have to issue at those prices, the Company

believes that the terms of such an arrangement will result in an offering that is highly dilutive to the existing holders of shares of our common stock.

Reports to Security Holders

The Company is not required to deliver an annual report to security holders and will not voluntarily deliver a copy of the annual report to security holders. If the Company should choose to create an annual report, it will contain audited financial statements. The Company intends to file all of its required information with the SEC. The Company plans to file its 10-KSB, 10-QSB, and all other forms that are or may become applicable with the SEC.

The public may read and copy any materials that are filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The Public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The statements and forms filed by the Company with the SEC have been filed electronically and are available for viewing or copy on the SEC maintained Internet site that contains reports, proxy and information statements, as well as other information regarding issuers that file electronically with the SEC. The Internet address for this site can be found at http://www.sec.gov.

ITEM 2.   DESCRIPTION OF PROPERTY

The Company is currently leasing, from Wasatch Capital Corporation, and for a term of 5 years, 4,074 square feet of space in the Bennett Paint and Glass building, located at 63 West 100 South, Second Floor, Salt Lake City, Utah 84101. This building, in the heart of historic downtown Salt Lake City, exhibits a Victorian ornamentation, which aligns beautifully with the Company's design aesthetic. The choice of the Bennett building was based on its various features and amenities, including rooms large enough for the rapidly expanding design and service departments of the Company. The space also has ample square footage to expand its warehousing capabilities, and seemingly endless natural light provided by grand floor to ceiling windows.

The lease agreement outlines that the Company's plans for renovation of the new space will directly offset the cost of the lease. The lease is for the entire second floor of the building, with an initial lease cost of $12.00 a square foot for the first year, with increases of 3% every year. The building has, approximately, an additional 10,000 square feet that can be further developed and furnished for use as the Company grows.

The Company has hired a licensed contractor to complete the build-out. The contractor has agreed to accept shares of S-8 stock for his labor cost. The materials cost will be covered in part by the landlord, Wasatch Capital Corporation, a company controlled by Richard Surber, the holder of 100% of the Company's issued and outstanding shares of preferred stock. The Company is currently in default under the terms of its lease.

In addition to the studio and office space, there is a Black Chandelier retail store at Trolley Square Mall in Salt Lake City. The store had its grand opening November 26, 2004. The

Company entered into a one year lease with Trolley Square Mall, for a rental fee of $1,200 a month, and 6% of any gross monthly sales over $20,000.

On March 4, 2005, Black Chandelier opened a second retail store in Seattle Washington. The Company entered into a two (2) year lease on January 26, 2005, with Miller Apts, LLC for the 625 square foot space. The base monthly rent is $1,200, plus a 4% NNN charge for tax, insurance, water and sewer, which is currently estimated at $200 per month. The base rent will increase approximately 5% per year or (CPI, whichever is greater) on the anniversary of the commencement date.

Insurance

Dark Dynamite is of the opinion that each of these properties is adequately insured.

ITEM 3.   LEGAL PROCEEDINGS

On October 15, 2002, the Securities and Exchange Commission filed a civil action in the United States District Court for the Southern District of Florida against the Company, Allen E. Weintraub and Florida Stock Transfer, Inc. The action is styled Securities and Exchange Commission v. Florida Stock Transfer, Inc., Vector Holdings Corporation and Allen E. Weintraub, Case No. 02-023048-CIV-Ungaro-Benages/Brown, and as to the Company and Mr. Weintraub, alleges, inter alia, violations of the federal securities laws by, among other things, failing to make adequate disclosure regarding Mr. Weintraub' s background.

On November 1, 2002, the Company, Mr. Weintraub and Florida Stock Transfer, Inc. entered into a Permanent Injunction, without admitting or denying any of the allegations, except to admitting to the jurisdiction of the Court over them and the subject matter of the claims. By virtue of the Permanent Injunction, Company and Mr. Weintraub were restrained and enjoined from violation of Section 17(a)1) of the Securities Act of 1933, Section 17(a)(2) and (3) of the Securities Act of 1933, Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5, Section 13a of the Securities Exchange Act of 1934 and Rules 13a-1, 13a-11, 13a-13 and 12b-20 thereunder, and Section 13(a) of the Securities Exchange Act of 1934 and Rule 13b2-2. On October 30, 2002, Florida Stock Transfer, Inc. resigned as the Company's transfer agent.

Securities and Exchange Commission v. David M. Wolfson, et al. On October 16, 2003, a civil complaint was filed by the Securities and Exchange Commission in which Dark Dynamite, Inc. was named as a respondent. The Company's former president, Gino Carlucci, was also named as a respondent. The suit was filed in the United States District Court for the District of Utah and bears the docket number: 2:03CV00914DAK. The style of the case is: "Securities and Exchange Commission v. David M. Wolfson; NuWay Holdings, Inc., a Nevada corporation; Momentous Group, LLC, a Utah limited liability company; Leeward Consulting Group, LLC, a Utah limited liability company; Sukumo Limited, a company incorporated in the British Virgin Islands (a.k.a. Sukumo Group, Ltd., Fujiwara Group, First Chartered Capital Corporation, First Colonial Trust, First China Capital and International Investment Holding); Michael Sydney Newman (A.K.A. Marcus Wiseman); Stem Genetics, Inc., a Utah corporation; Howard H. Robertson; Gino Carlucci; G & G Capital, LLC an Arizona and Utah limited liability company; F10 Oil and Gas

Properties, Inc.; Jon H. Marple; Mary E. Blake; Jon R. Marple; Grateful Internet Associates, LLC, a Colorado limited liability company; Diversified Financial Resources Corporation, a Delaware corporation; John Chapman; Valesc Holdings, Inc., a New Jersey corporation; Jeremy D. Kraus; Samuel Cohen; Dark Dynamite, Inc., a Nevada corporation."

This Complaint alleges that the Company failed to accurately and fully disclose the nature of the Company's relationship to The Sukumo Group, Inc., including the failure of Sukumo to complete the purchase of the shares that it sold to investors, and alleges that Sukumo acted as a selling agent for the Company. The Complaint also faults The Sukumo Group Inc.'s actions regarding the sale of common stock to off shore purchasers and failure to disclose Sukumo's interest in each sale, as Sukomo was reporting that it was taking a 1-2% commission on each sale rather than keeping 70% or more of the proceeds of each transaction. The Company filed a motion to dismiss the complaint based upon lack of jurisdiction and failure of the complaint to adequately set forth the actions of the Company. This motion to dismiss was denied by the trial court. The Company is currently in discussions with the SEC to resolve and settle the matter so as to avoid further litigations expenses and attorney fees. A final agreement on this matter is pending approval by the SEC.

David A. Sawyer and American Aeromotive Corporation v. Karl J. Schumer, Allen E. Weintraub, Vector Aeromotive Corporation, a Florida corporation and Dark Dynamite, Inc., a Nevada corporation. On April 20, 2004, the Company was served with a First Amended Complaint in this action that has been filed in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida, Case No. 03-27316 CA (25). This suit seeks recovery of damages resulting from the sale or transfer of various car related interests and rights in or about May of 2001. Plaintiff alleges failure of consideration and misrepresentations by Mr. Schumer and Mr. Weintraub. The amount of damages sought by the Plaintiff is not specified in its Amended Complaint. The Company is unable to understand and accordingly explain the basis upon which it has been added to this suit as a Defendant. Management does not believe that it has any liability with regard to the claims alleged herein and intends to seek indemnification from the other named party Defendants for all costs associated with defending the Company in this matter. The Defendant has propounded discovery in the matter and counsel for the Company has prepared a responsive pleading for filing with the court, namely a motion to dismiss Plaintiff's claim against the Company n/k/a Dark Dynamite, Inc. A hearing on the motion was set for December 7, 2004, however, the judge recused himself in the matter the day of the hearing. A new hearing date is pending.

Thomas J. Craft, Jr., P.A., and CR Capital Services, Inc. a Florida corporation v. Vector Holding Corp., a Nevada corporation, and Bestfoodline.com, Inc, a Florida Corporation, jointly and severally. On August 4, 2004 a Settlement Agreement was entered into between the parties in the above styled case. On August 12, 2004, an Order Confirming Settlement Agreement was filed by the Court. The case was settled for Forty-Thousand dollars ($40,000), payable in cash or S-8 shares of the Company. The case was originally filed as an $85,000 claim for legal services rendered by Thomas J. Craft, namely, Company filings with the SEC. As Mr. Craft performed these services as an advisor or employee to the Company, the settlement amount will be paid in S-8 shares of the Company's common stock. A cash payment and S-8 stock issuances have been made in pursuit of satisfying this obligation.

<u>Allen E. Weintraub v. Dark Dynamite, Inc., f/k/a Vector Holdings Corporation, a Nevada corporation, and Standard Registrar & Transfer Company, Inc., a Utah corporation.</u> This was a suit enjoining the Company from any further issuances of its common stock. The suit was filed by Plaintiff Weintraub in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida, and bears the <u>Case No: 04-20534 CA 02</u>. Allen E. Weintraub sold control of the Company to Diversified Holdings, Inc., and thereafter, falsely claimed he had a secured interest in the unissued stock of the Company, arising out of contractual obligations pursuant to the Stock Exchange Agreement. The Company filed a motion to dismiss for failure to state a cause of action, and subsequently, Plaintiff Weintraub voluntarily dismissed his claim on November 17, 2004, the day a hearing on the motion was to be held by the Court.

<u>Allen E. Weintraub v. Dark Dynamite, Inc. f/k/a Vector Holdings Corporation, a Nevada Corporation, Jared D. Gold, Richard D. Surber and Greentree Financial Group, Inc., a Florida Corporation d/b/a Bongiovanni & Associates</u>. This case was filed in the United States District Court, Southern District of Florida, and bears the <u>Case No: 05-20384</u>. This Complaint appears to be based upon the same operative facts as the previous suit, <u>Case Number: 04-20534 CA 02</u>. Defendants have filed a Motion to Dismiss this suit. A hearing date on the Motion is pending completion of briefs on the Motion to Dismiss.

<u>Dark Dynamite, Inc., a Nevada corporation, and Diversified Holdings, Inc.("DHI"), a Utah corporation v. Allen E. Weintraub, an individual, and Miami Venture Capital, Inc., a Florida corporation.</u> *This case was filed in the Third District Court of Salt Lake County, Utah, and bears the <u>Case Number: 050905249</u>. The Company filed suit against Weintraub for breach of contract with respect to matters incidental to the sale of the Company to DHX. This suit seeks damages for Weintraub's failure to disclose numerous liabilities of the Company to DHX, as well as for his tortious interference in the Company's business operations. In an effort to put a stop to Weintraub's interference, the Company is also seeking an injunction herein against Weintraub, and all related entities and agents.*

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

<u>Increase in the Number of Authorized Shares of the Common Stock</u>

In the 4th Quarter of 2004 the Board of Directors and a Majority of the voting rights held by shareholders approved an increase in the number of authorized shares of the common stock of the Company. On November 11, 2004, the Company filed an Amendment to the articles of incorporation increasing the number of authorized shares of its Common Stock from 2,500,000 to 5,000,000,000 and restating the par value to $0.0001 per share. The number of preferred shares authorized will remain at 5,000,000.

Upon the filing of the Amended Articles of Incorporation, the Company was authorized to issue 5,000,000,000 shares of common stock, $0.0001 par value per share. The number of authorized preferred shares will remain the same at 5,000,000 shares, with a $0.01 par value per share.

The Board of Directors believed that it was in the Company's and the Company's stockholders'

best interest to increase the availability of additional authorized but unissued capital stock in order to provide the Company with the flexibility to issue equity for proper corporate purposes which may be identified in the future. Such future activities may include, without limitation, raising equity capital, adopting Employee Stock Plans, or making acquisitions through the use of stock.

The Board of Directors believed that the increase in authorized capital would make a sufficient number of shares available, should the Company decide to use its shares for one or more of such previously mentioned purposes or otherwise. The Company reserves the right to seek further increases in authorized shares from time to time in the future as considered appropriate by the Board of Directors.

The increased capital will provide the Board of Directors with the ability to issue additional shares of stock without a further vote of the shareholders of the Company, except as provided under Nevada corporate law, or under the rules of any national securities exchange on which shares of stock of the Company are listed. Under the Company's Articles of Incorporation, the Company stockholders do not have preemptive rights to subscribe to additional securities which may be issued by the Company, which means that current stockholders do not have a priority right to purchase any new issue of capital stock of the Company in order to maintain their proportionate ownership of the Company's stock. In addition, if the Board of Directors elects to issue additional shares of stock, such issuance could have a dilutive effect on the earnings per share, voting power, and shareholdings of current stockholders.

In addition to the corporate purposes discussed above, the authorization of additional capital, under certain circumstances, may have an anti-takeover effect, although this was not the intent of the Board of Directors. For example, it may be possible for the Board of Directors to delay or impede a takeover or transfer of control of the Company by causing such additional authorized shares to be issued to holders who might side with the Board in opposing a takeover bid that the Board of Directors determines is not in the best interest of the Company and our stockholders. The increased authorized capital therefore may have the effect of discouraging unsolicited takeover attempts. By potentially discouraging initiation of any such unsolicited takeover attempts, the increased capital may limit the opportunity for Company stockholders to dispose of their shares at the higher price generally available in takeover attempts or that may be available under a merger proposal. The increased authorized capital may have the effect of permitting the Company's current management, including the current Board of Directors, to retain its position, and place it in a better position to resist changes that stockholders may wish to make if they are dissatisfied with the conduct of the Company's business. However, the Board of Directors is not aware of any attempt to take control of the Company, and the Board of Directors did not approve the increase in the Company's authorized capital with the intent that it be utilized as a type of anti-takeover device.

In authorizing additional shares of common stock the potential for dilution of existing shareholder interests is increased. If all shares of additional common stock to be authorized by the described amendment to the Articles of Incorporation were issued, the current shareholders would be diluted to less than 0.02% of the common stock issued and outstanding at that point in time.

PART II

ITEM 5.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is quoted on the Electronic Bulletin Board under the symbol, "DDYI.OB". Trading in the common stock in the over-the-counter market has been limited and sporadic and the quotations set forth below are not necessarily indicative of actual market conditions. Furthermore, these prices reflect inter-dealer prices without retail mark-up, mark-down, or commission, and may not necessarily reflect actual transactions. The high and low bid prices for the common stock for each quarter of the years ended December 31, 2003 and 2004 are as follows:

YEAR	QUARTER ENDING	LOW	HIGH
2003	March 31, 2003	$0.002	$0.020
	June 30, 2003	$0.006	$1.250
	September 30, 2003	$0.250	$0.560
	December 31, 2003	$0.250	$0.600
2004	March 31, 2004	$0.012	$0.25
	June 30, 2004	$0.0039	$ 0.24
	September 30, 2004	$ 0.0015	$ 0.0065
	Dec. 31, 2004		
	(post -split)	$ 0.023	$ 0.003
2005	March 28, 2005		
	(post-split)	$ 0.02	$ 0.028

On November 17, 2004 there was a 1 for 2,000 reverse split effected. On March 28, 2005, there was a 1 for 1,000 reverse split effected.

Number of shares of common stock outstanding as of December 31, 2004: 52,339,354 (post reverse).

Number of shares of preferred stock outstanding as of December 31, 2004: 5,000,000.

The Company issued a total of 52,338 shares of its common stock in fiscal year 2004. These shares have been issued as compensation to employees and contractors of the Registrant. The number of pre reverse shares is 1,928,689,787 The number of post reverse shares is 52,338. This number is management's calculation based upon the number of shares authorized by the resolutions for issuance.

Record Holders

The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. The Company is authorized to issue 5,000,000 shares of common stock, and 5,000,000 shares of preferred stock. There are currently 119 record holders of the Company's common stock.

Dividends

The Company has not declared any dividends since its inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors, and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company's ability to pay dividends on its Common Stock, other than those generally imposed by applicable state law.

Subsequent Events

On March 17, 2005, the Company approved and submitted for filing with the Nevada Secretary of State's Office a Certificate of Change Pursuant to NRS 78.209 to carry out a reverse stock split of the Company's common stock on a one (1) for one thousand (1,000) basis. This action reduced the number of authorized shares of common stock from Five Billion (5,000,000,000) to Five Million (5,000,000), par value $0.0001 per share. All fractional shares that resulted from the reverse split are rounded up to the next whole share. The effective date of the stock split was March 28, 2005.

Limited Market for Common Stock.

There is currently a limited trading market for our shares of common stock, and there can be no assurance that a more substantial market will ever develop or be maintained. Any market price for shares of common stock of Dark Dynamite, Inc. is likely to be very volatile, and numerous factors beyond our control may have a significant adverse effect on that market price. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies, and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may also adversely affect the market price of our common stock. Further, there is no correlation between the present limited market price of our common stock and our revenues, book value, assets or other established criteria of value. The present limited quotations of our common stock should not be considered indicative of the actual value of Dark Dynamite, Inc., or our common stock.

Risks of "Penny Stock"

Dark Dynamite, Inc.'s common stock (OTC BB: DDYI) may be deemed to be "penny stock," as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than $5.00 per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average sales of less than $6,000,000 for the last three years. Until recently, there had been no "established public market" for our common stock during the last five years. While our stock has traded between $0.0001 and $14.00 per share over the past several years, there is no assurance that this price level will continue. Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 of the Securities and Exchange Commission require broker/dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in our common stock are urged to obtain and read this disclosure carefully before purchasing any shares that are deemed to be a "penny stock."

Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker/dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stocks to that investor. This procedure requires the broker/dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker/dealer made the determination in (iv) above; and (v) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in our common stock to resell their shares to third parties or to otherwise dispose of them.

Recent Sales of Unregistered Securities

The Company issued no unregistered securities within the period covered by this report which have not been previously reported on Form 10-QSB, except as set forth below.

Subsequent Events

On January 27, 2005, in three resolutions, the Board of Directors authorized the issuance of 809,500,000 shares of the Company's common stock registered under its S-8 Registration Statement. All of the issuances were carried out pursuant to the S-8 Registration Statement and the 2005 Benefit Plan of Dark Dynamite, Inc.

ITEM 6.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company's plan of operation for the coming year, as discussed above, is to pursue Dark Dynamite's operations beyond the developmental stage. Dark Dynamite's president, Jared Gold, has reengineered the Company as a lifestyle company that intends to produce clothing, candles, body products, and various confections. Dark Dynamite will endeavor to set itself apart from its competition by offering a highly stylized product at a very competitive price.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004.

Revenues

Gross revenues for December 31, 2004, and 2003 were $ 19,523, and $ 0 respectively.   There were no operations during the year 2003 and the opening of the retail store in Salt Lake City, Utah in November of 2004 marked the beginning of any significant revenues from sales for the Company.

Income / Loss

Net loss for the year ended December 31, 2004 was $ 4,496,295 as compared to a net loss of $526,494 in the comparable period in 2003. The change in net loss was primarily attributable to loss from Impairment of Goodwill of $3,490,000 and increased operations requiring an increase in employees and overhead expenses.

As expected, the Company incurred losses in fiscal year 2004 and believes that it will continue to incur losses until product sales are established. There can be no assurance that the Company will achieve or maintain profitability, or that any revenue growth will take place in the future.

Expenses

Selling, general and administrative expenses for the year ended December 31, 2003 were $526,494 versus $974,956 in the comparable period in 2004. The following increases in expenses were noted during the year ended December 31, 2004:   Accounting and legal expenses were $134,160 during the year to maintain active trading status of the Over the Counter Bulletin Board (OTC BB).   Consulting fees in the sum of $540,290 were incurred during the year 2004, due to additional contracts entered into to administer our operations and market our products and services. Wages and salary expenses of $86,143 resulted from the expanded operations of the Company during 2004 and the beginning of retail operations and its related sales and management staff.

Cost of Sales

One of the largest factors in the variations in the cost of sales as a percentage of net sales is the cost of products. During the period ended December 31, 2003 there were no costs of sales due to the lack of operations by the Company. Cost of sales at December 31, 2004 were $9,373.

Impact of Inflation

We believe that inflation has had a negligible effect on operations during this period. We believe that we can offset inflationary increases in the cost of sales by increasing sales and improving operating efficiencies.

Liquidity and Capital Resources

For the Years Ended December 31, 2003 and 2004.

Cash flows used in operations were $185,214 for the year ended December 31, 2004 versus $116.849 in the comparable period in 2003. Negative cash flows from operating activities were primarily attributable to the net loss from operations offset by common stock issued for services and decreases in receivables, inventory and loans from related parties.

We have funded our cash needs for the year ended December 31, 2004 with a series of related party, debt and equity transactions.

We project that we will need additional capital to fund operations over the next 12 months. A lack of significant revenues throughout fiscal 2004 have significantly affected the cash position of the Company and fiscal 2005 is expected to continue with a lack of significant revenue and the Company will remain in a position where the raising of additional funds through equity, debt financing, merger or acquisition will be necessary.

On a long-term basis, liquidity is dependent on continuation and expansion of operations, receipt of revenues, additional infusions of capital and debt financing. However, there can be no assurance that we will be able to obtain additional equity or debt financing in the future, if at all. If we are unable to raise additional capital, our growth potential will be adversely affected. Additionally, we will have to significantly modify our business plan.

Stock and Options to Employees

The Company issued 52,270 stock options in the year of 2004. The pre-reverse split numbers are 879,423,567. The post-reverse split number is 52,270. All of the issuances were carried out pursuant to the S-8 Registration Statement and the 2004 Benefit Plan of Dark Dynamite, Inc.

Trends, Events, and Uncertainties

The success of our business depends in large part on our ability to identify fashion trends as well as to react to changing customer demand in a timely manner. Consequently, we depend in part upon the continuing favorable market response to the creative efforts of our purchasing, design and marketing team's ability to anticipate trends and fashions that appeal to our consumer base. Failure on our part to anticipate, identify and respond effectively to changing consumer demands and fashion trends will adversely affect our sales.

We intend to offset this risk by closely following and predicting fashion trends, working with our

customers, and employing efficient inventory management processes.

ITEM 7.   FINANCIAL STATEMENTS

The Company's financial statements for the fiscal year ended December 31, 2003 are attached hereto as pages 1 through 22 .

[THIS SPACE INTENTIONALLY LEFT BLANK]

DARK DYNAMITE, INC.

FINANCIAL STATEMENTS

Consolidated Financial Statements
December 31, 2004 and 2003

CONTENTS

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Bongiovanni & Associates, P.A.

17111 Kenton Drive, Suite 100-B
Cornelius, North Carolina 28031

Phone (704) 892-8733

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders:
DARK DYNAMITE, INC. (FKA NCI HOLDINGS, INC.)

We have audited the accompanying consolidated balance sheet of Dark Dynamite, Inc. (FKA NCI Holdings, Inc.), a Nevada corporation and its wholly owned subsidiary, as of December 31, 2004 and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 2004 and 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dark Dynamite, Inc. (FKA NCI Holdings, Inc.) and its wholly owned subsidiary as of December 31, 2004, and the consolidated results of its operations and its cash flows for the years ended December 31, 2004 and 2003 in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered recurring losses, has a stockholders' deficit and has a negative working capital that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note A. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

May 16, 2005

1

DARK DYNAMITE, INC. (FKA NCI HOLDINGS, INC.) & SUBSIDIARY

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2004

ASSETS	Dec. 31, 2004
CURRENT ASSETS:	
Cash and cash equivalents	$ 71,899
Inventory	21,546
Prepaid Expenses	2,205
TOTAL CURRENT ASSETS	95,650
FIXED ASSETS	
Machinery and Equipment	65,190
Leasehold Improvement	88,900
Accumulated Depreciation	(6,312)
	147,778
INTANGIBLE ASSETS	
Trademarks	1,380
	1,380
TOTAL ASSET	$ 244,808
LIABILITIES AND STOCKHOLDERS' (DEFICIT)	
CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 294,792
TOTAL CURRENT LIABILITIES	294,792
STOCKHOLDERS' (DEFICIT)	
Preferred stock ($.01 par value, non-voting, 5,000,000 shares authorized; 5,000,000 shares issued and outstanding at December 31, 2004)	50,000
Common stock ($.0001 par value, 5,000,000,000 shares authorized, 52,339 shares issued and outstanding at December 31, 2004)	5
Additional paid in capital	13,174,084
Retained (deficit)	(13,234,323)
Stock subscriptions receivable	(39,750)
TOTAL STOCKHOLDERS' (DEFICIT)	(49,984)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 244,808

The accompanying notes are an integral part of these financial statements

DARK DYNAMITE, INC. (NCI HOLDINGS, INC.) & SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Year Ended Dec. 31, 2004	Year Ended Dec. 31, 2003
REVENUES:		
Sales	$ 19,523	$ -
Cost of sales	(9,373)	-
GROSS PROFIT	10,150	-
EXPENSES:		
Selling, general and administrative	974,956	-
TOTAL EXPENSES	974,956	-
OPERATING LOSS	$ (964,806)	$ -
OTHER INCOME (EXPENSE):		
Interest expense	(22)	-
Interest income	23	-
Impairment of goodwill	(3,490,000)	-
Gain on sale of available for sale securities	2,983	-
Other	(44,473)	-
	(3,531,489)	-
Net loss from continuing operations	$ (4,496,295)	$ -
Discontinued operations:		
Loss from discontinued operations	-	(526,494)
NET LOSS	$ (4,496,295)	$ (526,494)
Net loss from continuing operations	$ (27,755)	*
Net loss from discontinued operations	$ -	*
Net loss per share - basic and fully diluted	$ (27,755)	*
Weighted average shares outstanding	162	**

* not applicable due to shares being less than one above.
** less than one share due to reverse splits of 2,000 and 1,000 during and after 2004.

The accompanying notes are an integral part of these financial statements

DARK DYNAMITE, INC. (FKA NCI HOLDINGS, INC.) & SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Year Ended Dec. 31, 2004	Year Ended Dec. 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (4,496,295)	$ (526,494)
Adjustments to reconcile net loss to net cash (used in) operating activities:		
Depreciation and amortization	6,312	-
Loss from impairment of goodwill	3,490,000	-
Common stock issued for services	777,099	250,000
Common stock issued for stock option exercise to employees	69,866	-
Preferred stock issued for services	37,451	-
Gain on sale of available for sale securities	(2,983)	-
(Increase) decrease in operating assets:		
Inventory	(21,546)	-
Prepaid expense	(2,205)	-
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	83,283	159,698
Overdrawn bank balance	-	(53)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(59,018)	(116,849)
CASH FLOW FROM INVESTING ACTIVITIES:		
Purchases of fixed assets	(154,090)	-
Purchase of trademarks	(1,380)	-
NET CASH (USED IN) INVESTMENT ACTIVITIES	(155,470)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash proceeds from sale of common stock via stock option exercise	286,387	-
Cash proceeds from sale of common stock	-	116,849
NET CASH PROVIDED BY FINANCING ACTIVITIES	286,387	116,849
NET INCREASE IN CASH AND CASH EQUIVALENTS	71,899	-
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	$ -	$ -
END OF THE PERIOD	$ 71,899	$ -
SUPPLEMENTARY CASH FLOW INFORMATION OF NON-CASH FINANCING:		
Common stock issued for services to predecessor officers	$ -	$ 250,000
Common stock issued for purchase of impaired goodwill	$ 3,500,000	$ -
Common stock issued for settlement of debt and interest during the year	$ -	$ 106,450

The accompanying notes are an integral part of these financial statements

DARK DYNAMITE, INC. (FKA NCI HOLDINGS, INC.) & SUBSIDIARY
CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock		Preferred Stock		Additional Paid-in	Stock Subscriptions	Retained
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit
Balances, December 31, 2002	1	$ -	1,254,857	$ 125,486	$ 7,893,058	$ -	$ (8,211,534)
fractional shares due to split, other	-	-	-	-	63,543	-	-
Common stock issued to officer for services	-	-	-	-	99,800	-	-
Common stock issued to prior officer for services	-	-			149,400	-	-
Common stock sold to investors	-	-	-	-	116,084	-	-
Common stock issued in settlement of debt and interest	-	-	-	-	105,915	-	-
Net loss for the year	-	-	-	-	-	-	(526,494)
Balances, December 31, 2003	1	$ -	1,254,857	$ 125,486	$ 8,427,800	$ -	$ (8,738,028)
Common stock issued for acquisition	35	-	-	-	3,500,000	-	-
Common stock issued for services	643	-	-	-	777,094	-	-
Common stock issued for stock option exercise to employees	51,660	5	-	-	69,866	-	-
Sale of common stock via stock option exercise	-	-	-	-	286,387	-	-
Stock subscription receivable	-	-	-	-	-	(39,750)	-
Preferred stock issued for services	-	-	3,745,143	37,451	-	-	-
Adjustment for par value change of preferred stock	-	-	-	(112,937)	112,937	-	-
Net loss for the year	-	-	-	-	-	-	(4,496,295)
Balances, December 31, 2004	52,339	$ 5	5,000,000	$ 50,000	$13,174,084	$ (39,750)	$(13,234,323)

The accompanying notes are an integral part of these financial statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – *Dark Dynamite, Inc. (formerly NCI Holdings, Inc. and Vector Holding Corporation) (the "Company") was incorporated December 23, 1988 under the laws of the State of Nevada. The Company was originally engaged in the design, development, manufacturing and marketing of exotic sports cars. The Company suspended operations in November 1996. On July 22, 1997, the Company entered into a restructuring agreement that resulted in the Company's resuming operations on a limited basis. This resumption of operations was not successful and all automotive operations ceased on July 31, 1999. These operations were sold in 2000 at which time the Company temporarily became a public shell. Vector Holdings Corporation had no recent operating history or financial position before this merger. NCI holdings, Inc. had no significant operations and losses are treated as discontinued operations in the accompanying consolidated statements of operations.*

On March 16, 2004, the Company entered into a Stock Exchange Agreement with Jared Gold wherein the Company agreed to issue to Gold 70,000,000 (35 post-split) shares of the Company's restricted common stock. In return, Jared Gold, president and sole shareholder of Black Chandelier, Inc, exchanged 100% of his common stock in Black Chandelier to the Company. The number of shares Jared Gold received in the exchange constituted approximately 96% of the issued and outstanding shares of the Company at the time. As a result of the transaction, Black Chandelier, Inc. became a wholly owned subsidiary of Dark Dynamite, Inc.

Black Chandelier Inc. is an entity which did not have any operations prior to the Stock Exchange Agreement. The purchase method of accounting was applied to the purchase and the fair value of the common stock exchanged in the transaction was recorded at $3,500,000 to reflect the fair value of the common stock at the date of issuance. The purchase was applied as $10,000 to inventory and $3,490,000 to goodwill with an immediate write down to goodwill in the amount of $3,490,000 due to the impairment.

Dark Dynamite, Inc. is a lifestyle company that sells clothing and other products.

Revenue Recognition - *Revenue from sales is recognized when the products are shipped and invoiced to the customer, provided collection of the resulting receivable is probable and the earnings process is complete. If any material contingencies are present, revenue recognition is delayed until all material contingencies are eliminated. Material contingencies are circumstances in which there are any potential uncertainties as to the completion of the revenue process being complete. Further, no revenue is recognized unless collection of the applicable consideration is probable. Probable collection is determined at the time collection occurs or is more than reasonably possible it will be collected.*

<u>NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)</u>

<u>Cash and Cash Equivalents</u> *- For purposes of the Consolidated Statement of Cash Flows, the Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.*

<u>Basis of Presentation</u> *– The consolidated financial statements included herein include the accounts of Dark Dynamite, Inc. and its wholly owned subsidiary prepared under the accrual basis of accounting.*

<u>Income Taxes</u> *- Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. Deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. The income tax benefit consists of taxes currently refundable due to net operating loss carryback provisions for federal and state governments. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment. There are no other deferred income tax assets or liabilities required to be recorded or disclosed in accordance with Statement of Financial Accounting Standards No.109.*

<u>Use of Estimates</u> *- The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.*

<u>Comprehensive Income (Loss)</u> *- The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130,* "Reporting Comprehensive Income", *which establishes standards for the reporting and display of comprehensive income (loss) and its components in the financial statements. There were no material items of comprehensive income (loss) applicable to the Company during the period covered in the consolidated financial statements.*

<u>NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)</u>

<u>Earnings (Loss) per Share</u> - The Company adopted Statement of Financial Accounting Standard (SFAS) No.128. This statement requires dual presentation of basic and diluted earnings (loss) with a reconciliation of the numerator and denominator of the loss per share computations. Basic earnings per share amounts are based on the weighted average shares of common outstanding. If applicable, diluted earnings per share would assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. Accordingly, this presentation has been adopted for the period presented. There were no adjustments required to net loss for the period presented in the computation of diluted earnings per share for 2004 and 2003.

<u>Fair Value of Financial Instruments</u> – The carrying amounts of financial instruments including inventory, prepaid expenses, fixed assets, trademarks, and accounts payable and accrued expenses approximated fair value because of the immediate short-term maturity of these instruments.

<u>Advertising</u> - The Company charges the costs of advertising to expense when incurred.

<u>Stock-Based Compensation</u> - The Company accounts for stock-based compensation using the fair value method of Financial Accounting Standard No. 123. Shares issued for services rendered by a third party are recorded at the fair value of the shares issued or services rendered, whichever is more readily determinable.

<u>Inventory</u> - Inventory, consisting of store products including clothing, etc., is valued at the lower of cost or market using the first-in, first-out (FIFO) method.

<u>Uninsured Deposits</u> – At various times during the year, the Company maintained a bank account balance that exceeded federally insured limits.

<u>Fixed Assets</u> – Fixed assets are recorded at cost and include expenditures that substantially increase the productive lives of the existing assets. Maintenance and repair costs are expensed as incurred. Depreciation is provided using the straight-line method. Depreciation of property and equipment is calculated over the management prescribed recovery periods, which range from five years for equipment to the life of the lease term for leasehold improvements.

When a fixed asset is disposed of, its cost and related accumulated depreciation are removed from the accounts. The difference between undepreciated cost and proceeds from disposition is recorded as a gain or loss.

DARK DYNAMITE, INC. (FKA NCI HOLDINGS, INC.) AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2004 and 2003

Recent Accounting Pronouncements - In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 requires the consolidation of entities that cannot finance their activities without the support of other parties and that lack certain characteristics of a controlling interest, such as the ability to make decisions about the entity's activities via voting rights or similar rights. The entity that consolidates the variable interest entity is the primary beneficiary of the entity's activities. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and must be applied in the first period beginning after June 15, 2003 for entities in which an enterprise holds a variable interest entity that it acquired before February 1, 2003. The adoption of this standard did not have an impact on the Company's consolidated financial statements.

In January 2003, the EITF released Issue No. 00-21, ("EITF 00-21"), "Revenue Arrangements with Multiple Deliveries", which addressed certain aspects of the accounting by a vendor for arrangement under which it will perform multiple revenue-generating activities. Specifically, EITF 00-21 addresses whether an arrangement contains more than one unit of accounting and the measurement and allocation to the separate units of accounting in the arrangement. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this standard did not have an impact on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this standard did not have an impact on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The standard did not impact the Company's consolidated financial statements.

Recent Accounting Pronouncements (Cont.) - *In December 2004, the FASB issued SFAS No. 123(R), "Accounting for Stock-Based Compensation". SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SGAS 123(R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS 123(R), only certain pro-forma disclosures of fair value were required. SFAS 123(R) shall be effective for the Company as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The adoption of this new accounting pronouncement is expected to have a material impact on the financial statements of the Company commencing with the third quarter of the year ending September 30, 2006. Small business issuers need not comply with the new standard until fiscal periods beginning after December 15, 2005. The Company already records the expense of employee stock options for annual and quarterly periods on fair value calculation according to SFAS No.123.*

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs" (SFAS 151). This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred in fiscal years beginning after June 15, 2005.

In December 2003, the issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," rescinded the accounting guidance contained in SAB No. 101, "Revenue Recognition in Financial Statements," and incorporated the body of previously issued guidance related to multiple-element revenue arrangements. The Company's adoption of SAB No. 104 did not have any impact on its consolidated financial statements.

In March 2004, the FASB ratified EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" ("EITF 03-1"), but delayed the recognition and measurement provisions of EITF 03-1 in September 2004. For reporting periods beginning after June 14, 2004, only the disclosure requirements for available-for-sale securities and cost method investments are required. The Company's adoption of the requirements did not have a significant impact on the Company's consolidated disclosures.

Recent Accounting Pronouncements (Cont.) - In July 2004, the FASB issued EITF Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other than Common Stock" ("EITF 02-14"). EITF 02-14 requires application of the equity method of accounting when an investor is able to exert significant influence over operating and financial policies of an investee through ownership of common stock or in-substance common stock. EITF 02-14 is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 will not have a significant impact on the Company's consolidated financial statements.

NOTE B - COMMITMENTS

The Company leases office space that is also used as an operation of a working arts studio for an initial five year period, commencing on July 1, 2004 and ending July 31, 2009. The base monthly rent during the term is $4,704 per month. Upon the next anniversary of the date of this Lease, the Base Monthly Rent shall increase by 3% and increase 3% per year thereafter on the anniversary of the lease term. Future minimum rental payments as of December 31, 2004 in the aggregate and for each of the five succeeding years are as follows:

Year	*Amount*
2005	*$ 57,295*
2006	*59,014*
2007	*60,784*
2008	*62,608*
2009	*37,617*
	$277,318

Rent expense for 2004 and 2003 was $31,887 and $-0-, respectively.

NOTE C - INCOME TAXES

The Company has approximately $1,200,000 of federal and state net operating losses available that expire in various years through the year 2019.

Due to net operating losses, there is no provision for current federal or state income taxes for the years ended December 31, 2004 and 2003.

NOTE C - INCOME TAXES (CONT.)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes.

The Company's deferred tax asset at December 31, 2004 consists of net operating loss carryforward calculated using federal and state effective tax rates equating to approximately $408,000 less a valuation allowance in the amount of approximately $408,000, respectively. Because of the Company's lack of earnings history, the deferred tax asset has been fully offset by a valuation allowance. The valuation allowance increased by approximately $270,000 and $30,000, respectively, for the years ended December 31, 2004 and 2003.

Utilization of the net operating losses may be subject to certain annual limitations due to changes in control. This may result in the expiration of net operating losses before full utilization.

The Company's total deferred tax asset as of December 31, 2003 is as follows:

Net operating loss carryforwards	*$ 408,000*
Valuation allowance	*(408,000)*
Net deferred tax asset	*$ --*

NOTE D – STOCKHOLDERS' DEFICIT

During the year ended December 31, 2004, the Company issued 70,000,000 (pre-reverse split, 35 post-reverse split) common shares to the Company president and founder of Black Chandelier for acquisition of assets and good will. The stock issued was valued at the market price at the time of issuance giving an aggregate value of $3,500,000. The goodwill portion and value in excess of par value of $3,490,000 was expensed at the end of the first quarter and classified as an impaired asset, and this amount is included in the accompanying consolidated statements.

During the year ended December 31, 2003, 764,700 (1 post-reverse split) common shares were issued to unrelated investors for $116,849 cash received.

DARK DYNAMITE, INC. (FKA NCI HOLDINGS, INC.) AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2004 and 2003

<u>*NOTE D – STOCKHOLDERS' DEFICIT (CONT.)*</u>

During the year ended December 31, 2003, the Company issued 535,000 (less than 1 post-reverse split) shares of its common stock to its predecessor officer in settlement of debt and related interest thereto.

During the years ended December 31, 2004 and 2003, the Company enacted 2,000 for 1 and 200 for 1 reverse stock splits on its common stock. A 1,000 for 1 reverse stock split was enacted March 28, 2005 which reduced its authorized shares by a corresponding amount to 5,000,000. All common stock amounts in the accompanying consolidated financial statements have been restated retroactively to reflect these capitalization changes. After the 2,000 for 1 reverse stock split on November 17, 2004, the Company amended its Articles of Incorporation to increase its authorized common shares from 600,000,000 to 5,000,000,000.

As of December 31, 2004, the Company amended its Articles of Incorporation to increase its authorized common shares from 600,000,000 to 5,000,000,000 and change the par value to $0.0001 per share.

During the year ended December 31, 2003, the Company issued 200,000 (less than 1 post-reverse split) shares of its common stock for services performed in 2003 to its predecessor officer. The stock issued was valued at the market price at the time of issuance, giving an aggregate value of $100,000. This amount was expensed during 2003 and is included in the accompanying consolidated financial statements.

During the year ended December 31, 2003, the Company issued 600,000 (less than 1 post-reverse split) shares of its common stock for services performed in 2003 to another one of its predecessor officers. The stock issued was valued at the market price at the time of issuance, giving an aggregate value of $150,000. This amount was expensed during 2003 and is included in the accompanying consolidated financial statements.

During the year ended December 31, 2004, the Company issued 51,662 (less than 1 post-reverse split) shares of its common stock to exercise options for the purpose of compensating its employees and service provider under 2004 Benefit Plan of S-8. Service providers are either consultants or advisors as the term interpreted by the SEC. All recipients of the option chose to pay the exercise price of the option pursuant to a standard "broker-assisted cashless exercise"

provision.

DARK DYNAMITE, INC. (FKA NCI HOLDINGS, INC.) AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2004 and 2003

<u>*NOTE D – STOCKHOLDERS' DEFICIT (CONT.)*</u>

During 2004, the Company amended its Articles of Incorporation to change the preferred stock par value from $0.10 to $0.01.

<u>*NOTE E – RELATED PARTY TRANSACTIONS*</u>

On September 15, 2000, a company related through common ownership, Miami Venture Capital, filed a Uniform Commercial Code Financing Statement (Form UCC-1) with the State of Florida against the Company as debtor. In addition, on May 23, 2003, this company also filed a Uniform Commercial Code Financing Statement (Form UCC-1) with the State of Arizona against the Company as debtor. Lastly, on May 23, 2003, this company also filed an Acknowledgement of Filing form with the State of Utah against the Company as debtor. Accordingly, all assets and common stock, whether issued or not, of the Company are security for this debt. As of the date of this report, all of the liens still exist. In the opinion of management and legal counsel, these claims have no validity to them for legal reasons.

<u>*NOTE F - LITIGATION*</u>

As of December 31, 2004, the Company faces several lawsuits filed by various former vendors. The Company has accrued $17,000 for a judgment filed against the Company by a former landlord. The amount is probable of payment under Statement of Financial Accounting Standards No. 5.

On October 16, 2003 a civil complaint was filed by the Securities and Exchange Commission in which the Company was named as a defendant. The Company's former President was also named as a respondent. This complaint was related to the 2003 offering of common stock. The Company has accrued $136,500 as this amount, in the opinion of management, is probable of payment under Statement of Financial Accounting Standards No. 5. This amount represents a repayment relating to disgorgement of funds and includes interest and penalties thereto. The Company and the Government have agreed upon the terms of a settlement, the terms of which provide for the Company to pay the sum of $30,000 to the SEC. The SEC is currently reviewing the terms of a proposed consent decree. Total of $136,500 was accrued as accounts payable as of December 31, 2004 in the accompanying consolidated balance sheet.

DARK DYNAMITE, INC. (FKA NCI HOLDINGS, INC.) AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2004 and 2003

NOTE F – LITIGATION (CONT.)

On October 15, 2002, the Securities and Exchange Commission filed a civil action in the United States District Court for the Southern District of Florida against the Company, Allen E. Weintraub and Florida Stock Transfer, Inc. The action is styled <u>Securities and Exchange Commission v. Florida Stock Transfer, Inc., Vector Holdings Corporation and Allen E. Weintraub, Case No. 02-023048-CIV-Ungaro-Benages/Brown</u>, and as to the Company and Mr. Weintraub, alleges, inter alia, violations of the federal securities laws by, among other things, failing to make adequate disclosure regarding Mr. Weintraub's background.

On November 1, 2002, the Company, Mr. Weintraub and Florida Stock Transfer, Inc. entered into a Permanent Injunction, without admitting or denying any of the allegations, except to admitting to the jurisdiction of the Court over them and the subject matter of the claims. By virtue of the Permanent Injunction, Company and Mr. Weintraub were restrained and enjoined from violation of Section 17(a)1) of the Securities Act of 1933, Section 17(a)(2) and (3) of the Securities Act of 1933, Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5, Section 13a of the Securities Exchange Act of 1934 and Rules 13a-1, 13a-11, 13a-13 and 12b-20 there under, and Section 13(a) of the Securities Exchange Act of 1934 and Rule 13b2-2. On October 30, 2002, Florida Stock Transfer, Inc. resigned as the Company's transfer agent.

On April 15, 2005, the Securities and Exchange Commission issued Litigation Release No. 19188 entitled "SEC v. Florida Stock Transfer, Inc. at al., Case No. 02-23048. Although the Company was named as a party to this original law suit, it is management's and counsel's opinion that the liability for disgorgement and prejudgment interest totaling $930,000 and the civil penalty of $120,000 representing ill-gotten gains as a result of Allen Weintraub's conduct is entirely a matter of Mr. Weintraub's personal liability and any changes of an unfavorable outcome against the Company is remote.

DARK DYNAMITE, INC. (FKA NCI HOLDINGS, INC.) AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2004 and 2003

NOTE F – LITIGATION (CONT.)

Securities and Exchange Commission v. David M. Wolfson, et al. On October 16, 2003, a civil complaint was filed by the Securities and Exchange Commission in which Dark Dynamite, Inc. was named as a respondent. The Company's former president, Gino Carlucci, was also named as a respondent. The suit was filed in the United States District Court for the District of Utah and bears the docket number: 2:03CV00914DAK. The style of the case is: "Securities and Exchange Commission v. David M. Wolfson; NuWay Holdings, Inc., a Nevada corporation; Momentous Group, LLC, a Utah limited liability company; Leeward Consulting Group, LLC, a Utah limited liability company; Sukumo Limited, a company incorporated in the British Virgin Islands (a.k.a. Sukumo Group, Ltd., Fujiwara Group, First Chartered Capital Corporation, First Colonial Trust, First China Capital and International Investment Holding); Michael Sydney Newman (A.K.A. Marcus Wiseman); Stem Genetics, Inc., a Utah corporation; Howard H. Robertson; Gino Carlucci; G & G Capital, LLC an Arizona and Utah limited liability company; F10 Oil and Gas Properties, Inc.; Jon H. Marple; Mary E. Blake; Jon R. Marple; Grateful Internet Associates, LLC, a Colorado limited liability company; Diversified Financial Resources Corporation, a Delaware corporation; John Chapman; Valesc Holdings, Inc., a New Jersey corporation; Jeremy D. Kraus; Samuel Cohen; Dark Dynamite, Inc., a Nevada corporation."

This Complaint alleges that the Company failed to accurately and fully disclose the nature of the Company's relationship to The Sukumo Group, Inc., including the failure of Sukumo to complete the purchase of the shares that it sold to investors, and alleges that Sukumo acted as a selling agent for the Company. The Complaint also faults The Sukumo Group Inc.'s actions regarding the sale of common stock to off shore purchasers and failure to disclose Sukumo's interest in each sale, as Sukomo was reporting that it was taking a 1-2% commission on each sale rather than keeping 70% or more of the proceeds of each transaction. The Company filed a motion to dismiss the complaint based upon lack of jurisdiction and failure of the complaint to adequately set forth the actions of the Company. This motion to dismiss was denied by the trial court. The Company is currently in discussions with the SEC to resolve and settle the matter so as to avoid further litigations expenses and attorney fees. A final agreement on this matter is pending approval by the SEC. It is management's opinion that the chances of an unfavorable outcome to the Company is remote and an amount can not be determined.

DARK DYNAMITE, INC. (FKA NCI HOLDINGS, INC.) AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2004 and 2003

NOTE F – LITIGATION (CONT.)

David A. Sawyer and American Aeromotive Corporation v. Karl J. Schumer, Allen E. Weintraub, Vector Aeromotive Corporation, a Florida corporation and Dark Dynamite, Inc., a Nevada corporation. *On April 20, 2004, the Company was served with a First Amended Complaint in this action that has been filed in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida, Case No. 03-27316 CA (25). This suit seeks recovery of damages resulting from the sale or transfer of various car related interests and rights in or about May of 2001. Plaintiff alleges failure of consideration and misrepresentations by Mr. Schumer and Mr. Weintraub. The amount of damages sought by the Plaintiff is not specified in its Amended Complaint. The Company is unable to understand and accordingly explain the basis upon which it has been added to this suit as a Defendant. Management does not believe that it has any liability with regard to the claims alleged herein and intends to seek indemnification from the other named party Defendants for all costs associated with defending the Company in this matter. The Defendant has propounded discovery in the matter and counsel for the Company has prepared a responsive pleading for filing with the court, namely a motion to dismiss Plaintiff's claim against the Company n/k/a Dark Dynamite, Inc. A hearing on the motion was set for December 7, 2004, however, the judge recused himself in the matter the day of the hearing. A new hearing date is pending.*

Thomas J. Craft, Jr., P.A., and CR Capital Services, Inc. a Florida corporation v. Vector Holding Corp., a Nevada corporation, and Bestfoodline.com, Inc, a Florida Corporation, jointly and severally. *On August 4, 2004 a Settlement Agreement was entered into between the parties in the above styled case. On August 12, 2004, an Order Confirming Settlement Agreement was filed by the Court. The case was settled for Forty-Thousand dollars ($40,000), payable in cash or S-8 shares of the Company. The case was originally filed as an $85,000 claim for legal services rendered by Thomas J. Craft, namely, Company filings with the SEC. As Mr. Craft performed these services as an advisor or employee to the Company, the settlement amount will be paid in S-8 shares of the Company's common stock. A cash payment and S-8 stock issuances have been made in pursuit of satisfying this obligation.*

<u>*NOTE F – LITIGATION (CONT.)*</u>

<u>*Allen E. Weintraub v. Dark Dynamite, Inc., f/k/a Vector Holdings Corporation, a Nevada corporation, and Standard Registrar & Transfer Company, Inc., a Utah corporation.*</u> *This was a suit enjoining the Company from any further issuances of its common stock. The suit was filed by Plaintiff Weintraub in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida, and bears the <u>Case No: 04-20534 CA 02</u>. Allen E. Weintraub sold control of the Company to Diversified Holdings, Inc., and thereafter, falsely claimed he had a secured interest in the unissued stock of the Company, arising out of contractual obligations pursuant to the Stock Exchange Agreement. The Company filed a motion to dismiss for failure to state a cause of action, and subsequently, Plaintiff Weintraub voluntarily dismissed his claim on November 17, 2004, the day a hearing on the motion was to be held by the Court.*

<u>*Allen E. Weintraub v. Dark Dynamite, Inc. f/k/a Vector Holdings Corporation, a Nevada Corporation, Jared D. Gold, et. al.*</u>*. This case was filed in the United States District Court, Southern District of Florida, and bears the <u>Case No: 05-20384</u>. This Complaint appears to be based upon the same operative facts as the previous suit, <u>Case Number: 04-20534 CA 02</u>. Defendants have filed a Motion to Dismiss this suit. A hearing date on the Motion is pending completion of briefs on the Motion to Dismiss. It is management's opinion that the chances of an unfavorable outcome to the Company is remote and an amount can not be determined.*

<u>*Dark Dynamite, Inc., a Nevada corporation, and Diversified Holdings, Inc.("DHI"), a Utah corporation v. Allen E. Weintraub, an individual, and Miami Venture Capital, Inc., a Florida corporation.*</u> *This case was filed in the Third District Court of Salt Lake County, Utah, and bears the <u>Case Number: 050905249</u>. The Company filed suit against Weintraub for breach of contract with respect to matters incidental to the sale of the Company to DHX. This suit seeks damages for Weintraub's failure to disclose numerous liabilities of the Company to DHX, as well as for his tortuous interference in the Company's business operations. In an effort to put a stop to Weintraub's interference, the Company is also seeking an injunction herein against Weintraub, and all related entities and agents.*
The Company believes that adequate provision has been made for all other judgments that may be awarded against the Company. None of the other lawsuits have yet been resolved.

NOTE G – GOING CONCERN

As shown in the accompanying consolidated audited financial statements, the Company has incurred recurring losses from operations, has a deficit book value, has received numerous liens and law suits from related parties, has all of its assets and common stock fully pledged, has a negative cash flow from operations that have placed substantial doubt as to whether the Company can continue as a going concern. The ability of the Company to continue as a going concern is dependent on developing operations, increasing revenues, and obtaining new capital. Management has enacted a plan to raise capital and enter strategic acquisitions.

NOTE H – SEGMENT REPORTING

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" *requires companies to report information about operating segments in interim and annual financial statements. It also requires segment disclosures about products and services, geographic areas and major customers. The Company determined that it did not have any separately reportable operating segments as of December 31, 2004 and 2003.*

NOTE I – DEBT

During the year ended December 31, 2002, the Company entered into a signed promissory note with its former officer and former majority shareholder. Under the terms of the note, the Company was obligated to pay $100,000 in one lump sum on February 14, 2004 including interest of 7% per annum. The obligation represented by the note was converted into shares of the Company's common stock in accordance with the agreement during the year ended December 31, 2003. See Legal Proceedings for more information.

NOTE J – EMPLOYMENT AGREEMENT

During the year ended December 31, 2004, the Company entered into a signed employment agreement with its President. Under the terms of the agreement, the Company is obligated to pay $5,000 per month, payable in cash, common stock or preferred stock for services rendered by him for a period of time of five years. The compensation was paid in cash during the year ended December 31, 2004 in accordance with the terms of the agreement.

NOTE K- DISCONTINUED OPERATIONS

During 2003, the Company's former operating subsidiaries ceased operations due to recurring losses, change in management and related control. The subsidiaries represented 100% of the Company's revenues. The discontinued operations are reported in these consolidated financial statements for the two reporting years, at December 31, 2004 and 2003 as follows:

	2004	2003
Revenues	$ -0-	$ -0-
Costs and Expenses	-0-	526,494
Loss from discontinued operations	$ -0-	$ (526,494)

NOTE L- SUBSEQUENT EVENTS

A common stock reverse stock split of 1,000 for 1 was enacted March 28, 2005. All common stock amounts in the accompanying consolidated financial statements have been restated retroactively to reflect these capitalization changes.

On January 20, 2005, the Company entered into a lease agreement with an unrelated entity. The lease is for a primary term of two years, with a three year renewal option, commencing on February 1, 2005 and ending on January 31, 2007. Pursuant to the agreement, the Company shall make a payment of $1,200 on a monthly basis for the space used as a clothing store. The base monthly rent is subject to be raised by 5% per year on the anniversary date of the commencement date or consumer price index, whichever is greater.

ITEM 8. CHANGES WITH AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Company has had no disagreements with its independent accountants.

ITEM 9. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Identification of Directors and Executive Officers and Significant Employees.

The following table identifies all current executive officers, directors and significant employees of Dark Dynamite, Inc. The officers and directors will serve until the next annual meeting of the stockholders, or until their successors are elected or appointed and qualified, or they resign or are terminated.

Name	Age	Position	Commenced
Jared D. Gold	32	CEO, President,	3/15/04*

All executive officers are elected by the Board and hold office until the next Annual Meeting of stockholders and until their successors are elected and qualify.

* Mr. Gold was appointed to the board effective as of March 15, 2004, the effective date of the resignation of Mr. H.K. Elrod as President, CEO, and CFO of the company.

Business Experience and Personal Background

Jared D. Gold, *age 32. Mr. Gold's skills, experience and visionary attributes will be integral to the development of the Company as an highly identifiable brand name. Gold was appointed to the office of President and Director of Dark Dynamite Inc, on March 15, 2004. Since his appointment as president, Gold has been presiding over and managing the identity overhaul of the Company. Gold's past six years of experience in the apparel market will be heavily relied on for the development of this new entity.*

Gold opened the Jared Gold Couture label and oversaw all marketing, design and shipping aspects of this company starting in 1997. A few years later, he launched the Black Chandelier collection as a junior market group, and was immediately successful with the complex Japanese market.

The press and acclaim surrounding Gold's work have made his aesthetic much adored and copied the world over. Gold's achievements include designing items and promotional goods for firms such as Nike (NKE) and Dermalogica, shipping items to the world's most prestigious retailers such as Barneys New York (BNNY), and Brown's London, as well as lecturing on design at the Otis College of Art and Design. Gold has held runway shows in New York City, Los Angeles and Salt Lake City, and has been sponsored by Audi, Nokia, Red Bull, Acura, Bang and Olufsen, and Evian. Gold's designs have appeared in several television shows and movies. He

personally *appeared on the BBC's fashion farce series, "Absolutely Fabulous," and his clothing has been featured on the WB's "Buffy the Vampire Slayer." Mr. Gold maintains his residence in Salt Lake City, Utah to utilize its quiet environment for the invention and design of new products, and the insulation from outside artistic references.*

Family Relationships

None.

Involvement in Certain Legal Proceedings.

Mr. Allen Weintraub resigned from his position as an officer and director of the Company and divested his controlling position as shareholder in the first quarter of 2003. The following described legal action may further impair the Company. The action taken against Mr. Weintraub is more fully described below.

On October 15, 2002, the Securities and Exchange Commission filed a civil action in the United States District Court for the Southern District of Florida against the Company, Allen E. Weintraub and Florida Stock Transfer, Inc. Therein, Mr. Weintraub was restrained and enjoined from violating certain provisions under the Securities Act of 1933 and the Securities Exchange Act of 1934. The action is styled Securities and Exchange Commission v. Florida Stock Transfer, Inc., Vector Holdings Corporation, and Allen E. Weintraub, Case No. 02-023048-CIV-Ungaro-Benages/Brown, and as to the Company and Mr. Weintraub, alleges, inter alia, violations of the federal securities laws by, among other things, failing to make adequate disclosure regarding Mr. Weintraub's background which included being convicted of several fraud related violations of the law.

On November 1, 2002, the Company, Mr. Weintraub, and Florida Stock Transfer, Inc. entered into a Permanent Injunction, without admitting or denying any of the allegations, except to admitting to the jurisdiction of the Court over them and the subject matter of the claims. By virtue of the Permanent Injunction, Company and Mr. Weintraub were restrained and enjoined from violation of Section 17(a)1) of the Securities Act of 1933, Section 17(a)(2) and (3) of the Securities Act of 1933, Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5, Section 13a of the Securities Exchange Act of 1934 and Rules 13a-1, 13a-11, 13a-13 and 12b-20 thereunder, and Section 13(a) of the Securities Exchange Act of 1934 and Rule 13b2-2. On October 30, 2002, Florida Stock Transfer, Inc. resigned as the Company's transfer agent.

There have been no other events under any bankruptcy act, no criminal proceedings, no judgments or injunctions material to the evaluation of the ability and integrity of any director or executive officer during the past five years, except as set forth above and in Item 3 Legal Proceedings.

Compliance with Section 16(a) of the Exchange Act

Based solely upon a review of Forms 3, 4 and 5 furnished to the Company, the Company is not aware of any person who at any time during the fiscal year ended December 31, 2004 was a director, officer, or beneficial owner of more than ten percent of the Common Stock of the Company, and who failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 during such fiscal year, except for violations of 16(a) associated with the SEC's complaint against Mr. Weintraub.

Code of Ethics

Due to the small group of employees and management, the Company has not adopted a code of ethics that applies to its officers and employees. The board of directors currently consists only of officers of the Company and thus exercises direct control over all conduct so as to protect the Company and its shareholders from any unethical activity.

ITEM 10. EXECUTIVE COMPENSATION

The following table sets forth, in summary form, the compensation received by the Chief Executive Officer and President of the Company during each of the Company's last three completed fiscal years. No executive officer of the Company, including the Chief Executive Officer and President, received a total salary and bonus exceeding $100,000 during any of the last three fiscal years.

Summary Compensation Table

Name and Position	Fiscal Year	Annual Salary	Bonus	Other Compensation	Restricted Stock Awards	LTIP Options	Restricted Stock Bonuses
CEO and President		(1)	(2)	(3)	(4)	(5)	(6)
Dennis Thompson, President	2003	$ 5,000	$ 0	0	0	0	0
Jared D. Gold, President	2004	$ 36,000	$ 0	$ 0	0	0	0
Allen E. Weintraub (7)	2002	$-0	0	0	5,800,000	0	0
HK Elrod	2004	$-0	0	0	225,000	0	0

(1)   The dollar value of base salary (cash and non-cash) received. Information on the stock-based compensation can be found in the accompanying audited financial statements.

(2)   The dollar value of bonus (cash and non-cash) received.

(3)   During the periods covered by the Summary Compensation Table, the Company did not pay any other annual compensation not properly categorized as salary or bonus, including prerequisites and other personal benefits, securities or property.

(4)   During the periods covered by the Summary Compensation Table, the Company, during the year 2002 issued 5,800,000 shares of restricted stock to Allen Weintraub for services valued at $339,200, the valuation was determined by the Independent Accountant for the Company based upon the market price for the shares at the time of issuance.

(5)   No other compensation

(6)   The Company currently has no Restricted Stock Bonus Plans.

(7)   Allen Weintraub was president of Miami Venture Capital, Inc. (“MVC”), the majority shareholder of the Company, which received the following stock during the relevant periods: April 24, 2002 the Company issued 14,000,000 shares of restricted stock to MVC to secure the loan for the purchase of The Potato Sack. The shares were valued by the Company’s independent accountants at a market price of $5,040,000.

Compensation of Directors

The Company does not pay its non-employee directors any compensation for Directors' Meetings attended. It is anticipated that no more than twelve meetings will occur each year. There are currently no Employment Contracts, Termination of Employment or Change-In Control Arrangements.

ITEM 11.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

All persons known by the Registrant to own beneficially more than 5% of any class of the Company's outstanding stock on April 5, 2004, are listed below:

Title of Class	Name & Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of class
Preferred Stock ($0.01 par value)	Richard Surber 59 West 100 South Salt Lake City, Utah 84101	3,745,143(2)	74.9%
Common Stock ($0.0001 par value)	Jared Gold, President, Director 63 West 100 South Salt Lake City, Utah 84101	70	0.004%
Preferred Stock ($0.01 par value)	Diversified Holdings X, Inc. 63 West 100 South, Second Floor Salt Lake City, Utah 84101	1,254,857(1)(2)	25.1%
Common Stock ($0.0001) par value	Directors and Executive Officers as a Group (1 individual)	70	0.004%

(1) Mr. Surber is the President and sole shareholder of Diversified Holdings X, Inc.. and has the sole power to vote and dispose of all Dark Dynamite, Inc. shares owned by Diversified Holdings X. Inc.

(2) Preferred shares have conversion and voting rights on a 1 to 25 basis as to the common stock of the Company. The issued and outstanding preferred shares hold voting rights equal to 31,371,425 shares of common stock, or 97% of all potential votes in the event of a shareholders vote.

No other shareholder's holdings exceed 1% of the total voting rights represent by the common shares.

ITEM 12.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the past two years the Company has been party to the following material transactions or series of transactions with the below named Directors, Executive Officers, or nominees for election as a Director of the Company, or a beneficial owner of 5% or more of the Company's outstanding common stock:

On February 14, 2003, the Company signed a Promissory Note in the sum of $100,000 payable to Allen Weintraub, the former president of the Company, payment was due on February 14, 2004 and the note bore interest at the rate of 7% per annum and included a right of conversion into shares of the Company's common stock at a value of 80% of the closing price for the shares

on the day prior to written notice of conversion by Mr. Weintraub. The note was given in final satisfaction of all obligations of the Company to Mr. Weintraub and Miami Venture Capital as of the date of the note. On December 30, 2003, the Company issued to Allen Weintruab 535,000 shares of its restricted common stock as final payment of this promissory note. The restricted shares were valued at 80% of the closing price for the shares on that date, or $0.20 per share.

In February of 2003, the Company signed an employment agreement with Allen Weintraub, the former president of the Company. The agreement provides for compensation in the amount of $150,000 worth of S-8 common stock of the Company, provided that Mr. Weintraub is eligible for compensation pursuant to an S-8 registration statement, or in cash if such registration is not available. Payments are to be made on a quarterly basis. Services are to be provided to the Company relating to the preparation and filing of reports with the Securities and Exchange Commission and other regulatory agencies for a period of 12 months. On December 30, 2003 the Company authorized the issuance of 600,000 shares of its common stock registered under an S-8 Registration Statement in settlement of the compensation due to Mr. Weintraub under the terms of the employment agreement. Weintraub ultimately defaulted under this agreement by providing none of the services required by this contract. Accordingly, the Company filed suit against Mr. Weintraub, Dark Dynamite, Inc., a Nevada corporation, and Diversified Holdings, Inc.("DHI"), a Utah corporation vs. Allen E. Weintraub, an individual, and Miami Venture Capital, Inc., a Florida corporation. This case was filed in the Third District Court of Salt Lake County, Utah, and bears the Case Number: 050905249.

On April 8, 2003, the Company, under new management, retroactively approved the sale of its 100% interest in Bestfoodonline.com, Inc. (Bestfood) to MVC, a corporation controlled by the former President of the Company, for $10 effective as of December 30, 2002. The purpose of the disposition was to further streamline the Company by eliminating any lingering management issues, liabilities and other complications which may have involved Bestfood. The sale of Bestfood to MVC was also effected to provide further separation from the Company's former president. Bestfood was considered by new management to be a burden on the Company and was not considered a viable operating company with any substantive future beneficial prospects for the Company.

On May 14, 2003, the Company entered into a Consulting Agreement with Hudson Consulting Group, Inc. (Hudson) in which Hudson provided services with respect to finding and evaluating business opportunities, providing advise regarding mergers, acquisitions, settling lawsuits, drafting agreements, drafting board resolutions, and other general administrative duties. This agreement was terminated by the parties according to the terms set forth in a "Settlement Agreement and General Release." Hudson agreed to accept a cash payment of $55,000 and 250,000 shares of restricted Company common stock as full and final payment for all sums due under the terms of the Consulting Agreement. These shares have not yet been issued by the Company. Richard Surber, a majority shareholder in the Company, is CEO of Hudson Consulting.

On September 8, 2003, the Company entered into an Indemnification Agreement and General Release with Gino Carlucci, its former president, wherein the Company agreed to pay to Mr. Carlucci the sum of $12,580.47 and issue to him 250,000 shares of the Company's restricted

common stock, as full and final satisfaction for all claims that existed for his services to the Company as president. These shares have not yet been issued by the Company.

On September 8, 2003 the board of directors authorized for, Dennis Thompson, former president and director of the Company, payment of $5,000 in cash and an award of 200,000 shares of the Company's restricted common stock for his services to the Company during the quarter ended September 30, 2003.

On March 16, 2004, the Company entered into a Stock Exchange Agreement with current president, Jared Gold, wherein the Company agreed to issue to Gold 70,000,000 shares (36 post-reverse) of the Company's restricted common stock. In return, Jared Gold, president and sole shareholder of Black Chandelier, Inc., exchanged 100% of his common stock in Black Chandelier to the Company. The number of shares Gold received in the exchange constituted approximately 96% of the issued and outstanding shares of the Company. Black Chandelier's assets include an electric clothing pattern data base, screen printing library, and historic design archives.

On May 13, 2004, Dark Dynamite, Inc., and Jared Gold entered into an Employment Contract. Gold had been employed with the Company, and desired to continue and memorialize such employment. The Company hired Mr. Gold to function as its President, Chief Executive Officer and Chief Financial Officer. Mr. Gold's duties involve management of the operations and finances of the company, executive governance of the Company as required by the Office of President under the By-Laws of the Company and as directed by the Board of Directors. As compensation for his services, Mr. Gold will receive the following compensation: A base salary of $5,000 per month, payable in cash, common or preferred stock of the Company, the form to be at the election of Mr. Gold. The employment agreement shall continue for five (5) years from the effective date of the employment agreement.

On August 4, 2004, the Company entered into a lease agreement with Wasatch Capital Corporation, effective July 1, 2004, for a five year period, expiring July 1, 2009. The Agreement allows the Company to lease the premises located at 61 West 100 South, Salt Lake City, Utah, Second Floor, of the Wallace Bennett Building. The monthly rent during the term is to be $ 4,704.00. Richard Surber, a majority shareholder in the Company, is CEO of Wasatch Capital Corporation.

On September 24, 2004 the Company reported a September 21, 2004, resolution of the Board of Directors of the Company authorized the issuance of 3,745,143 restricted shares of the Registrant's preferred stock to be issued to Richard Surber.

These shares have been issued as compensation to Surber in exchange for his services provided to the Company related to certain litigation matters, his review of filings with the Securities and Exchange Commission by the Company, providing business and general advisory services, locating legal counsel for the Company, and other services, including review of press releases and other marketing material. The shares were issued to Surber in a private transaction, pursuant to Section 4(2) of the Securities Act of 1993.

On October 5, 2004, Hamlin K. Elrod received 250,000 shares of the Company's restricted common stock pursuant to Section 4(2) of the Securities Act of 1933 for services rendered as former president and director of the Company.

ITEM 13. EXHIBITS, LIST AND REPORTS ON FORM 8-K

(a) Exhibits. Exhibits required to be attached by Item 601 of Regulation S-B are listed in the Index to Exhibits beginning on page ___ of this form 10-KSB, which is incorporated herein by reference.

(b) Reports on Form 8-K.

(1)   Under a Form 8-K/A filed on June 7, 2004, NCI Holdings filed financial statements required by the acquisition of Black Chandelier, Inc.

(2) On May 13, 2004, Dark Dynamite, Inc., and Jared Gold entered into an Employment Contract. The Company hired Mr. Gold to function as its President, Chief Executive Officer and Chief Financial Officer. Mr. Gold's duties involve management of the operations and finances of the Company, executive governance of the Company as required by the Office of President under the By-Laws of the Company and as directed by the Board of Directors.

As compensation for his services, Mr. Gold will receive the following compensation: A base salary of $5,000 per month, payable in cash, common or preferred stock of the Company, the form to be at the election of Mr. Gold. The employment agreement shall continue for five (5) years from the effective date of the agreement.

(3)   In an 8-K Report filed on September 24, 2004 the Company reported a September 21, 2004, resolution of the Board of Directors of the Company authorized the issuance of 3,745,143 restricted shares of the Registrant's preferred stock to be issued to Richard Surber.

These shares have been issued as compensation to Surber in exchange for his services provided to the Company related to certain litigation matters, his review of filings with the Securities and Exchange Commission by the Company, providing business and general advisory services, locating legal counsel for the Company, and other services, including review of press releases and other marketing material. The shares were issued to Surber in a private transaction, pursuant to Section 4(2) of the Securities Act of 1993.

(4) In an 8-K reported filed on October 18, 2004 the Company reported that on October 15, 2004, the board of directors approved for filing with the Secretary of State for Nevada a "Certificate of Determination of the Rights and Preferences of Preferred Stock of Dark Dynamite, Inc." This document set forth and designated the rights and privileges of the Preferred Stock of the Company.

The Preferred Stock is designated as having a par value of $0.01 per share, and is designated as senior to the Common Stock, and any subsequently authorized series or class of the Company's

Preferred Stock. In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the shares have a priority right of $0.01 per share in any such instance. These shares are given the same voting rights as Common Shares on a twenty-five for-one (25 for 1) basis.

(5) In an 8-K reported filed on November 9, 2004, the Company reported the board of director's actions that approved and submitted for filing with the Nevada Secretary of State's office a Certificate of Change Pursuant to NRS 78.209 to carry out a reverse stock split of the Company's common stock on a one (1) for two thousand (2,000) basis. This action reduced the number of authorized shares of common stock from Five Billion (5,000,000,000) to Two Million Five Hundred Thousand (2,500,000). The effective date of the reverse stock split was November, 7th, 2004.

Subsequent Events

(1) In an 8-K filed on January 28, 2005 the Company reported that on January 27, 2005, in three resolutions, the Board of Directors of the Company authorized the issuance of 809,500,000 shares of the Registrant's common stock registered under its S-8 Registration Statement. All of the issuances were carried out pursuant to the S-8 Registration Statement and The 2005 Benefit Plan of Dark Dynamite, Inc.

These shares were issued as compensation to employees and contractors of the Company. These issuances result in the total number of authorized and issued shares of common stock for the Company to be One Billion Forty Six Million Eight Hundred Thirty Nine Thousand Three Hundred Fifty Five (1,046,839,355) (pre-reverse March 2005 shares).

(2) In an 8-K file don March 22, 2005 the Company reported that effective as of March 28, 2005, Dark Dynamite, Inc. (the Company) will effect a 1 for 1000 reverse-split of its common stock, such that every current shareholder of the Company's common stock will hold 1 share for every 1,000 shares they held prior to the reverse split. All fractional shares have been rounded up to the nearest whole share. As of the date of this report the number of authorized shares is Five billion (5,000,000,000), effective March 28, 2005 the number of authorized shares after the reverse split will be Five million (5,000,000) with the par value remaining at $.001 per share. The number of issued and outstanding shares prior to the reverse split is Nine Hundred Sixty Two Million Seven Hundred Fifty One Thousand (962,751,000) the number of shares effective March 28, 2005 is estimated to be Nine Hundred Sixty Two Thousand Seven Hundred Fifty One (962,751). The Board of Directors effected the reverse split in compliance with NRS 78.207 and does not require the approval of the Company's stockholders.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Audit fees are for professional services for the audit of the Company's annual financial statements, and for the review of the financial statements included in the Company's filing on Form 10-QSB and for

services that are normally provided in connection with statutory and regulatory filings or engagements. The Company has paid to Bongiovanni & Associates, PA, audit fees of approximately $ 11,243 for 2004 and $11,000 for 2003.

Audit Related Fees

Audit related fees are funds paid for the assurance and related services reasonably related to the performance of the audit or the review of the Company's financial statements. The Company has paid to Bongiovanni & Associates, PA, audit related fees of approximately $ 0 for 2004 and $0 for 2003.

Tax Fees
The tax fees are those funds paid for professional services with respect to tax compliance, tax advice, and tax planning. The Company has paid to Bongiovanni & Associates, PA, tax fees of approximately $ 0 for 2004 and $ 0 for 2003.

All Other Fees
Fees paid for permissible work that does not fall within any of the three other fees categories set forth above. No other fees paid.

Pre-approved Policy for Audit and Non-Audit Services

The Company does not have a standing audit committee and the full board of directors performs all functions of an audit committee, including the pre-approval of all audit and non-audit services prior to the Company engaging an accountant. All of the services rendered for the Company by Bongiovanni & Associates, PA, were pre-approved by the board of directors of the Company.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant caused this Annual Report and any subsequent amendments thereto to be signed on its behalf by the undersigned, there unto duly authorized.

Dark Dynamite, Inc.

Dated: May 16, 2005   *By: __/s/ Jared D. Gold___*
                                                         Jared D. Gold, President / CFO

Pursuant to the requirements of the Securities Act of 1934, this Annual Report has been signed below by the following persons in their respective capacities with the Registrant and on the dates indicated.

SIGNATURE	*TITLE*	*DATE*
_/s/ Jared D. Gold *Jared D. Gold*	*President, Director*	*May 16, 2005*

BONGIOVANNI & ASSOCIATES, PC, CPA'S

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the incorporation of our report dated May 18th, 2005, relating to the financial statements of Dark Dynamite, Inc. in the Form 10-KSB for the year ended December 31, 2004.

Michael J. Bongiovanni, CPA

Bongiovanni & Associates, P.C.
Charlotte, North Carolina

Exhibit 31(i)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jared Gold, certify that:

1. I have reviewed this annual Report on Form 10-KSB of Dark Dynamite, Inc.;

2.   Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant for the periods presented in this annual report;

4.   The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 17 2005

_/s/ Jared Gold
President and Director

Exhibit 31(i)

CERTIFICATION PURSUANT TO 18 U.S.C. §1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Dark Dynamite, Inc. on Form 10-KSB for the period ending December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof, I Jared Gold, President of Dark Dynamite, Inc. Certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

> *(1)   the Form 10-KSB fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and*

> *(2)   the information contained in the Form 10-KSB fairly presents, in all material respects, the financial condition and result of operations of the Company.*

* /s/ Jared Gold_____*
* Jared Gold, President*
May 17, 2005

INDEX OF EXHIBITS

Exhibit No.	Page No.	Description
3(i)	*	Articles of Incorporation of the Company as amended and bylaws are herein incorporated by reference from the Company's Form S-3 filed September 17, 1987.
3(I)	*	Amendment to Articles of Incorporation of the Company, Incorporated by reference from the Company's Schedule 14C filed April 13, 2004, changing the name of the Company to Dark Dynamite, Inc. and increasing the number of authorized shares from 6,000,000 to 5,000,000,000.
3(i)	*	Articles of Incorporation of the Company as amended and incorporated by reference from the Company's Form 8-K filed May 7, 2004.
3(i)	*	Articles of Incorporation of the Company as amended and incorporated by reference from the Company's Schedule 14C filed May 27, 2004.
31(i)	41	Certification As Adopted Pursuant To Section 302 Of The Sarbanes-Oxley Act 2002
32(i)	42	Certification Pursuant to 18 U.S.C. §1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

MATERIAL CONTRACTS

10(i)	*	Purchase Agreement with Miami Venture Capital, Inc and Vector Holdings Corporation dated December 30, 2002.
10(ii)	*	Settlement Agreement between Vector Holdings and Suburban Capital Updated.
10(iii)	*	Consulting Agreement on 14th day of May 2003, by and between Hudson Consulting Group, Inc. ("Consultant") whose address is 268 West 400 South, Salt Lake City, Utah 84101 and NCI Holdings, Inc., incorporated by reference from the Company's Form 10-QSB for the quarter ended June 30, 2003.
10(iv)	*	Settlement Agreement and General Release to resolve all claims arising under the May 14, 2003 Consulting Agreement with Hudson Consulting Group, Inc., incorporated by reference from the Company's Form 10-QSB for the quarter ended September 30, 2003.
10(v)	*	June 24, 2003, Offshore Purchase Agreement between NCI Holdings, Inc. and The Sukumo Group, Inc., a British Virgin Islands corporation, incorporated by reference from the Company's Form 8-K filed on June 25, 2003.
10(v)	*	On August 4, 2004, the Company entered into a lease agreement with Wasatch Capital Corporation, effective July 1, 2004, for a five year period, expiring July 1, 2009. The Agreement allows the Company to lease the premises located at 61 West 100 South, Salt Lake City, Utah, Second Floor, of the Wallace Bennett Building. The monthly rent during the term is to be $4,704.00.

	*	
10(v)		On August 9, 2004, the Company entered into a Client Public Relations Agreement with em Productions, for a term of one year, and a monthly fee of $1,500.00, payable to em Productions.
	*	
10(vi)		Indemnification Agreement and General Release with Gino Carlucci, dated September 8, 2003, incorporated by reference from the Company's Form 10-QSB for the quarter ended September 30, 2003.
	*	
10(vii)		Representation Agreement between The Scott Blair Group and Black Chandelier dated November 29, 2004, wherein the Company agrees to pay $500 fee per show for the Dallas market.
10(viii)	*	December 17, 2004, Public Relations Agreement between Dark Dynamite and Equitilink, LLC, to provide public relations and communications services for a four month period. Compensation payments shall be made in S-8 stock issuances.
10(ix)	*	Engagement Agreement with the Law Offices of Michael L. Corrigan dated December 31, 2004 wherein the company agreed to deliver to Mr. Corrigan Two Hundred Million shares of common stock in exchange for legal services to be provided by Mr. Corrigan.

* Previously filed as indicated and incorporated herein by reference in the Company's Form 10-QSB.

OTHER

99(ix)	*	On July 27, 2004, the Company authorized the issuance of the following shares pursuant to the exercise of options granted to the named individuals: 3,000,000 shares to Matthew Stevens, 4,500,000 shares to Donald Decker, 1,500,000 shares to Al Pietrangelo, 4,500,000 shares to Christopher Larson, 7,000,000 shares to Mike Golightly
99(x)	*	On July 27, 2004, pursuant to his termination, the Company cancelled Douglas Little's 2,428,600 shares of the Company's common stock.
99(xi)	*	On July 28, 2004, the Company authorized the issuance of 24,000,000 shares of its common stock to Guy Cook, pursuant to the exercise of his stock options, the shares were registered under the Company's S-8 registration statement.
99(xii)	*	On August 11, 2004 the Company entered into an advisory agreement with Janet Anderson, for a term of twelve months, a wage of to $7 to $10, per piece manufactured, and a total of 6,000,000 options shares, 5,000,000 more than her stock option agreement indicated; additional shares were granted to compensate for the drop in the price of the Company's stock. Ms. Anderson was hired to assist the Company with pattern-making and was subsequently terminated, therefore this contract is void.
99(xiii)	*	On August 12, 2004, the Company, as directed and authorized by the board of directors, filed post-effective amendment number one to its S-8 Registration Statement and 2004 Benefit Plan, increasing the number of shares registered by 100,000,000. The total number of shares now registered pursuant to the S-8 Registration Statement and 2004 Benefit Plan of the Company is 150,000,000

99(xiv)	*	On August 25, 2004, the Company authorized the issuance of 30,000,000 shares to Tim Hall, pursuant to the exercise of his stock options, the shares were registered under the Company's S-8 Registration Statement.
99(xv)	*	On September 20, 2004, the Company entered into a one year advisory agreement with Brittney Stevens. The Agreement called for Ms. Stevens to serve as general manager over the Company's design studio. On September 23, 2004, the Company entered into a Stock Option Agreement, granting Ms. Stevens the right to purchase 6,000,000 shares of the Company's common stock, pursuant to the Company's Benefit Plan. Ms. Stevens was terminated shortly thereafter, and accordingly, these contracts are no longer in effect.
99(xvi)	*	On September 28, 2004, the Company, as directed and authorized by the Board of directors, filed post-effective amendment number two to its S-8 Registration Statement and 2004 Benefit Plan, increasing the number of shares registered by 300,000,000. As of this date, the total number of shares registered pursuant to the S-8 Registration Statement and the 2004 Benefit Plan of the Company is 450,000,000.
99(xvii)	*	On October 6, 2004, the Company entered into an Advisory Agreement and Stock Option agreement with Pedro Zalba. Mr. Zalba will assist the Company with photo shoots for an initial term of three months. The Company agreed to pay him a fee of $1,000 per month payable in S-8 stock, and granted him the option to purchase 10,000,000 shares of Company stock.
99(xviii)	*	On October 6, 2004, the Company entered into an Advisory Agreement and Stock Option agreement with Chen Li. Ms. Li will assist the Company with promoting sales in China, and locating clothing manufacturers, and showrooms in China. The Company agreed to pay her a fee of $3,000 per month payable in S-8 stock, and granted her the option to purchase 10,000,000 shares of Company stock.
99(xix)	*	On October 6, 2004, the Company entered into an Advisory Agreement and Stock Option agreement with Elias Rousso. Mr. Rousso will assist the Company with searching for business acquisitions and qualified merger candidates. The Company agreed to pay him a fee of $3,000 per month payable in S-8 stock, and granted him the option to purchase 10,000,000 shares of Company stock.
99(xx)	*	On October 6, 2004, the Company authorized the issuance of the following shares pursuant to the exercise of options granted to the named individuals: 10,000,000 shares to Guy Cook, 10,000,000 shares to Brittney Stevens, 10,000,000 shares to Matthew Stevens, 10,000,000 shares to Tim Hall, 10,000,000 shares to Christopher Larsen, 10,000,000 shares to Donald Decker, and 10,000,000 shares to Alex Bustos.
99(xxi)	*	On October 6, 2004, the Company entered into an Advisory Agreement and Stock Option agreement with Andrew Pitts. Mr. Pitts will assist the Company in developing and maintaining its activewear division. The Company agreed to pay him a fee of $2,833 per month payable in S-8 stock, and granted him the option to purchase 15,000,000 shares of Company stock.
99(xxii)	*	On October 18, 2004, the Company authorized the issuance of the following shares pursuant to the exercise of options granted to the named individuals: 15,320,000 shares to Matthew Stevens, 15,320,000 shares to Guy Cook, 15,320,000 shares to Chen Li, 15,320,000 shares to Elias Rousso, 15,320,000 shares to Christopher Larsen, and 15,320,000 shares to Alex Bustos. 15,320,000 shares to Pedro Zalba,

and 15,320,000 shares to Mike Golightly and 15,320,000 shares to Tim Hall.

99(xxiii)   *   On October 18, 2004, the Company authorized the issuance of the following shares pursuant to the exercise of options granted to the named individuals: 30,000,000 shares to Matthew Stevens, 30,000,000 shares to Guy Cook, 30,000,000 shares to Donald Decker, 30,000,000 shares to Christopher Larsen, and 30,000,000 shares to Alex Bustos and 30,000,000 shares to Mike Golightly, and 30,000,000 shares to Tim Hall.

99(xxiv)   *   On October 19, 2004, the Company entered into Advisory and Stock Option agreements with Jaime Dalley. Ms. Dalley will serve the Company as a manger and public relations liason. The Company agreed to pay her a fee of $2,500 per month payable in S-8 stock, and granted her the option to purchase 15,000,000 shares of Company stock.

99(xxv)   *   On October 22, 2004, the Company, as directed and authorized by the board of directors, filed post-effective amendment number three to its S-8 Registration Statement and 2004 Benefit Plan, increasing the number of shares registered by 1,000,000,000. The total number of shares now registered pursuant to the S-8 Registration Statement and 2004 Benefit Plan of the Company is 1,450,000,000.

99(xxvi)   *   On November 1, 2004, the Company entered into a Consulting Agreement with Empire Relations Group, for an initial term of three months, and a retainer of $21,000. Empire will assist the Company with financial relations, public relations, research services and consulting for equity and bond placements.

99(xxvii)   *   On November 4, 2004, the Company entered into Advisory and Stock Option agreements with Florence Somerville. Ms. Somerville will serve the Company as a pattern-maker. The Company agreed to pay her a fee of $2,833 per month payable in S-8 stock, and granted her the option to purchase 15,000,000 shares of Company stock.

99(xxviii)   *   On November 3, 2004, the Company entered into Advisory and Stock Option agreements with Molly Douma. Ms. Douma will serve the Company with marketing, sales research, product targeting, and acting as a public relations liason, for an initial term of six months. The Company agreed to pay her a fee of $12.00 per hour, payable in S-8 stock, and granted her the option to purchase 10,000,000 shares of Company stock.

99(xxix)   *   On November 18, 2004, the Company, as directed and authorized by the board of directors, filed post-effective amendment number four to its S-8 Registration Statement and 2004 Benefit Plan, increasing the number of shares registered by 1,400,000. The total number of shares now registered pursuant to the S-8 Registration Statement and 2004 Benefit Plan of the Company is 2,125,000.

- Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004
-

The Following agreements are attached in an Adobe File [adobeexhibits] with the main filing.
.

99(xxxiv)   54   On October 15, 2004 the Company entered into a Stock Option Agreement with Grant Anae and granted 20,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(xxxv)   57   On October 15, 2004 the Company entered into a Stock Option Agreement with Tim Hall and granted 20,000,000 options to purchase common stock of the Company at

		an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xxxvi)	60	On October 28, 2004 the Company entered into a Stock Option Agreement with Donald Decker and granted 20,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xxxvii)	63	On October 28, 2004 the Company entered into a Stock Option Agreement with Christopher Larsen and granted 25,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xxxviii)	66	On October 28, 2004 the Company entered into a Stock Option Agreement with Matthew Stevens and granted 20,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xxxix)	69	On October 28, 2004 the Company entered into a Stock Option Agreement with Mike Golightly and granted 50,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xl)	72	On October 28, 2004 the Company entered into a Stock Option Agreement with Alex Bustos and granted 30,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xli)	75	On November 15, 2004 the Company entered into a Stock Option Agreement with Michael Golightly and granted 40,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xlii)	77	On November 15, 2004 the Company entered into a Stock Option Agreement with Jamie Dalley and granted 40,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xliii)	80	On November 15, 2004 the Company entered into a Stock Option Agreement with Christopher Larsen and granted 40,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xliv)	83	On November 15, 2004 the Company entered into a Stock Option Agreement with Matthew Stevens and granted 40,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xlv)	86	On November 15, 2004 the Company entered into a Stock Option Agreement with Alex Bustos and granted 40,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xlvi)	89	On November 15, 2004 the Company entered into a Stock Option Agreement with Molly Douma and granted 40,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted

pursuant to the S-8 Registration Statement of the Company.

99(xlvii)　92　On November 15, 2004 the Company entered into a Stock Option Agreement with Guy Cook and granted 40,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(xlviii)　95　On November 15, 2004 the Company entered into a Stock Option Agreement with Tim Hall and granted 40,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(xlix)　98　On November 15, 2004 the Company entered into a Stock Option Agreement with Andrew Pitts and granted 40,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

Each of the following discloses reflect the 1 for 2,000 reverse stock split that became effective as of November 17, 2004.

99(l)　101　On November 22, 2004 the Company entered into a Stock Option Agreement with Jamie Dalley and granted 140,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(li)　104　On November 22, 2004 the Company entered into a Stock Option Agreement with Christopher Larsen and granted 140,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(lii)　107　On November 22, 2004 the Company entered into a Stock Option Agreement with Matthew Stevens and granted 140,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(liii)　110　On November 22, 2004 the Company entered into a Stock Option Agreement with Mike Golightly and granted 140,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(liv)　113　On November 22, 2004 the Company entered into a Stock Option Agreement with Alex Bustos and granted 140,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(lv)　116　On November 22, 2004 the Company entered into a Stock Option Agreement with Molly Douma and granted 140,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(lvi)　119　On November 22, 2004 the Company entered into a Stock Option Agreement with Guy Cook and granted 140,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(lvii)　122　On November 22, 2004 the Company entered into a Stock Option Agreement with

Andrew Pitts and granted 140,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(lviii)

125

On December 14, 2004 the Company entered into a Stock Option Agreement with Donald Decker and granted 5,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(lix)

127

On December 14, 2004 the Company entered into a Stock Option Agreement with Jamie Dalley and granted 5,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(lx)

129

On December 14, 2004 the Company entered into a Stock Option Agreement with Christopher Larsen and granted 5,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(lxi)

131

On December 14, 2004 the Company entered into a Stock Option Agreement with Reggie Ainsworth and granted 5,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(lxii)

133

On December 14, 2004 the Company entered into a Stock Option Agreement with Matthew Stevens and granted 5,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(lxiii)

135

On December 14, 2004 the Company entered into a Stock Option Agreement with Alex Bustos and granted 5,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(lxiv)

137

On December 14, 2004 the Company entered into a Stock Option Agreement with Molly Douma and granted 5,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(lxv)

139

On December 14, 2004 the Company entered into a Stock Option Agreement with Guy Cook and granted 5,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(lxvi)

141

On December 14, 2004 the Company entered into a Stock Option Agreement with Andrew Pitts and granted 5,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(lxvii)

143

On December 14, 2004, the Company entered into a Stock Option Agreement with Tim Hall and granted 5,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(lxviii)

145

On October 28, 2004, the Company entered into a Stock Option Agreement with Guy Cook and granted 50,000,000 options to purchase common stock of the Company at

an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(lxix)

148

On October 28, 2004, the Company entered into a Stock Option Agreement with Andy Pitts and granted 15,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

SUBSEQUENT TO DECEMBER 31, 2004

99(i)

152

On January 1, 2005, the Company entered into Employment Agreement with Erika "Joon" Chavez. Ms. Chavez will serve the Company as a store manger and public relations liason in the Seattle retail store. The Company agreed to pay her a fee of $28,000 per year payable in S-8 stock.

99(ii)

155

On January 1, 2005, the Company entered into Employment Agreement with Justin Burch. Mr. Burch will serve the Company as a store manger and public relations liason in the Trolley Square Mall, Salt Lake City retail store. The Company agreed to pay him a fee of $2,500 per month payable in S-8 stock. Mr. Burch was subsequently terminated in February, 2005, therefore this contract is void.

99(iii)

158

On January 20, 2005, the Company entered into Employment Agreement with Megan Thiriot. Ms. Thiriot will serve the Company as a store manger and public relations liason in the Trolley Square Mall, Salt Lake City retail store. The Company agreed to pay her a fee of $1,800 per month payable in S-8 stock.

99(iv)

161

On January 14, 2005 the Company entered into a Stock Option Agreement with Donald Decker and granted 15,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(v)

163

On January 14, 2005 the Company entered into a Stock Option Agreement with Michael Golightly and granted 15,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(vi)

165

On January 14, 2005 the Company entered into a Stock Option Agreement with Jamie Dalley and granted 15,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(vii)

167

On January 14, 2005 the Company entered into a Stock Option Agreement with Christopher Larsen and granted 15,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company

99(viii)

169

On January 14, 2005 the Company entered into a Stock Option Agreement with Tim Hall and granted 15,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company

99(ix)

171

On January 14, 2005 the Company entered into a Stock Option Agreement with Matthew Stevens and granted 15,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company

99(x)	173	On January 14, 2005 the Company entered into a Stock Option Agreement with Alex Bustos and granted 15,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xi)	175	On January 14, 2005 the Company entered into a Stock Option Agreement with Molly Douma and granted 15,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xii)	177	On January 14, 2005 the Company entered into a Stock Option Agreement with Guy Cook and granted 15,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company
99(xiii)	179	On January 14, 2005 the Company entered into a Stock Option Agreement with Andrew Pitts and granted 15,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xiv)	181	On January 14, 2005 the Company entered into a Stock Option Agreement with Chen Li and granted 15,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company
99(xv)	183	On January 20, 2005 the Company entered into a Stock Option Agreement with H.K. Elrod and granted 14,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xvi)	185	On January 27, 2005 the Company entered into a Stock Option Agreement with Donald Decker and granted 50,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company
99(xvii)	187	On January 27, 2005 the Company entered into a Stock Option Agreement with Michael Golightly and granted 50,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xviii)	189	On January 27, 2005 the Company entered into a Stock Option Agreement with Jamie Dalley and granted 50,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company
99(xix)	191	On January 27, 2005 the Company entered into a Stock Option Agreement with Christopher Larsen and granted 50,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xx)	193	On January 27, 2005 the Company entered into a Stock Option Agreement with Tim Hall and granted 50,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xxi)	195	On January 27, 2005 the Company entered into a Stock Option Agreement with

Matthew Stevens and granted 50,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company

99(xxii)	197	On January 27, 2005 the Company entered into a Stock Option Agreement with Alex Bustos and granted 50,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xxiii)	199	On January 27, 2005 the Company entered into a Stock Option Agreement with Molly Douma and granted 50,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xxiv)	201	On January 27, 2005 the Company entered into a Stock Option Agreement with Guy Cook and granted 50,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company
99(xxv)	203	On January 27, 2005 the Company entered into a Stock Option Agreement with Andrew Pitts and granted 50,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company..
99(xxvi)	205	On January 27, 2005 the Company entered into a Stock Option Agreement with Chen Li and granted 50,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xxvii)	207	On February 23, 2005 the Company entered into a Stock Option Agreement with Donald Decker and granted 75,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xxviii)	209	On February 23, 2005 the Company entered into a Stock Option Agreement with Michael Golightly and granted 75,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xxix)	211	On February 23, 2005 the Company entered into a Stock Option Agreement with Jamie Dalley and granted 75,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xxx)	213	On February 23, 2005 the Company entered into a Stock Option Agreement with Christopher Larsen and granted 75,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xxxi)	215	On February 23, 2005 the Company entered into a Stock Option Agreement with Matthew Stevens and granted 75,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.
99(xxxii)	217	On February 23, 2005 the Company entered into a Stock Option Agreement with

Alex Bustos and granted 75,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(xxxiii)

219

On February 23, 2005 the Company entered into a Stock Option Agreement with Guy Cook and granted 75,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.

99(xxxiv)

221

On February 23, 2005 the Company entered into a Stock Option Agreement with Andrew Pitts and granted 75,000,000 options to purchase common stock of the Company at an option price of 75% of the market price. The options were granted pursuant to the S-8 Registration Statement of the Company.